Exhibit 99.1

Q3 2020

THIRD QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

VERMILION
ENERGY

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Front Cover Theme

As illustrated by the front cover photo, we give together through our Days of Caring. Throughout the company, our staff volunteer to support social and environmental agencies we’ve partnered with in the communities where we operate.

Here, Vermilion has partnered with the Nature Conservancy of Canada (NCC), one of Canada's leading national conservation organizations. In 2016 and 2019, a group of Vermilion volunteers from our Canada Business Unit tackled projects like trail clearing and sign installation at the Coyote Lake Nature Sanctuary, which is a popular hiking destination near our operations in Drayton Valley, Alberta. This work helped to ensure a safe and enjoyable experience for visitors, and contributed to the safety of local wildlife.

NCC focuses on protecting the natural areas that sustain Canada's plants and wildlife by securing properties, and managing them for the long term. To date, NCC and its partners have helped to conserve more than 35 million acres of ecologically significant land from coast to coast.

Through programs like this, Vermilion is proud to have invested over $7.4 million and 10,800 hours of volunteer time in strategic community partnerships over the past five years.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 1 ■ 2020 Third Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 2 ■ 2020 Third Quarter Report

Highlights

•	Fund flows from operations ("FFO") in Q3 2020 was $115 million ($0.73/basic share(1)), an increase of 40% from the prior quarter. The increase is primarily due to higher commodity prices, most notably global oil benchmarks and European gas which represents our two most dominant products from a revenue generating perspective. The impact from higher commodity prices was partially offset by lower production quarter-over-quarter.

•	Free cash flow(1) (“FCF”) in Q3 2020 more than doubled from the prior quarter to $83 million as a result of the increase in FFO and limited capital investment during the quarter.

•	Capital expenditures in Q3 2020 decreased 26% from the prior quarter to $31 million, and was focused primarily on maintenance related activities. This reduced level of activity was partly due to the design of our front-end weighted capital program and the budget cuts announced earlier this year in response to the commodity price collapse, and was also influenced by our focus on directing FCF towards debt reduction.

•	Q3 2020 production averaged 95,471 boe/d, representing a 5% decrease from the prior quarter. The decrease was primarily due to natural declines, plant turnarounds and limited capital investment during the quarter, partially offset by increased production in France following the restart of the Grandpuits refinery in mid-June.

•	Production from our European business units averaged 25,935 in Q3 2020, an increase of 3% from the prior quarter primarily due to higher production in France following the restart of the Grandpuits refinery in mid-June. This increase was partially offset by a planned turnaround in Ireland and Germany and natural declines across all other European business units.

•	Production from our North American business units averaged 64,986 boe/d in Q3 2020, a decrease of 7% from the prior quarter. The decrease was primarily due to natural decline and limited capital investment as a result of the front-end-weighted capital program and reduced capital budget announced earlier in the year in response to the COVID-19 pandemic and resulting commodity price collapse.

•	In Australia, production averaged 4,549 bbl/d in Q3 2020, a 14% decrease from the prior quarter primarily due to natural decline and an unplanned 4-day shutdown to clean out one of the separator vessels.

•	2020 annual production guidance has been tightened to a range of 94,000 to 96,000 boe/d (from 94,000 to 98,000 boe/d previously) to reflect current production estimates and the deferred startup of new gas production in the Netherlands to take advantage of higher European gas prices during the winter months.

•	We continue to work through various scenarios for our 2021 capital budget and expect to release more information early in the new year. We are taking a very careful and thoughtful approach in preparing our capital budget for 2021, paying close attention to forward commodity prices and the profitability of each individual project, while also seeking the appropriate balance between production preservation, debt reduction and capital flexibility. As we have previously stated, our number one financial priority at this time is debt reduction and positioning the company for future success, and we are willing to sacrifice top-line production growth in the near-term to achieve this objective.

•	In early November, Vermilion released its 2020 Corporate Sustainability Report, marking our 7th year of ESG reporting. The 2020 report highlights our ongoing focus on reducing emissions within our operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board. The report can be found on our website using the following link. http://sustainability.vermilionenergy.com/

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

Vermilion Energy Inc. ■ Page 3 ■ 2020 Third Quarter Report

($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Financial
Petroleum and natural gas sales	282,020	193,013	391,935	803,347	1,301,061
Fund flows from operations	114,776	81,852	216,153	366,853	692,463
Fund flows from operations ($/basic share) (1)	0.73	0.52	1.39	2.33	4.49
Fund flows from operations ($/diluted share) (1)	0.73	0.52	1.39	2.33	4.45
Net (loss) earnings	(69,926)	(71,290)	(10,229)	(1,459,720)	31,322
Net (loss) earnings ($/basic share)	(0.44)	(0.45)	(0.07)	(9.26)	0.20
Capital expenditures	31,330	42,274	127,879	307,308	422,539
Acquisitions	6,720	2,932	4,657	20,989	29,307
Asset retirement obligations settled	2,305	970	3,586	7,007	12,090
Cash dividends ($/share)	—	—	0.690	0.575	2.070
Dividends declared	—	—	107,176	90,067	319,609
% of fund flows from operations	—%	—%	50%	25%	46%
Net dividends (1)	—	—	98,316	81,790	294,872
% of fund flows from operations	—%	—%	45%	22%	43%
Payout (1)	33,635	42,612	229,781	396,105	729,501
% of fund flows from operations	29%	52%	106%	108%	105%
Net debt	2,136,219	2,161,442	2,001,870	2,136,219	2,001,870
Net debt to four quarter trailing fund flows from operations	3.67	3.16	2.19	3.67	2.19
Operational
Production
Crude oil and condensate (bbls/d)	43,240	45,041	47,242	44,383	48,455
NGLs (bbls/d)	9,509	9,588	7,772	9,041	7,925
Natural gas (mmcf/d)	256.34	274.42	253.36	265.39	268.88
Total (boe/d)	95,471	100,366	97,239	97,656	101,193
Average realized prices
Crude oil and condensate ($/bbl)	52.77	34.90	73.45	49.03	75.38
NGLs ($/bbl)	15.04	8.94	6.14	11.09	13.25
Natural gas ($/mcf)	2.34	1.85	2.43	2.37	3.56
Production mix (% of production)
% priced with reference to WTI	40%	41%	39%	40%	38%
% priced with reference to Dated Brent	17%	14%	19%	16%	18%
% priced with reference to AECO	28%	29%	26%	28%	26%
% priced with reference to TTF and NBP	15%	16%	16%	16%	18%
Netbacks ($/boe)
Operating netback (1)	16.29	12.49	28.22	16.94	29.80
Fund flows from operations netback	12.95	9.08	23.73	13.63	24.89
Operating expenses	10.21	11.00	11.55	11.55	11.85
General and administration expenses	1.35	1.88	1.50	1.57	1.53
Average reference prices
WTI (US $/bbl)	40.93	27.85	56.45	38.32	57.06
Edmonton Sweet index (US $/bbl)	37.42	21.71	51.79	32.57	52.34
Saskatchewan LSB index (US $/bbl)	37.57	21.60	52.01	32.53	52.81
Dated Brent (US $/bbl)	43.00	29.20	61.94	40.82	64.65
AECO ($/mcf)	2.24	1.99	1.06	2.09	1.64
NBP ($/mcf)	3.67	2.26	4.50	3.43	6.08
TTF ($/mcf)	3.51	2.39	4.40	3.38	6.08
Average foreign currency exchange rates
CDN $/US $	1.33	1.39	1.32	1.35	1.33
CDN $/Euro	1.56	1.53	1.47	1.52	1.49
Share information ('000s)
Shares outstanding - basic	158,308	158,307	155,505	158,308	155,505
Shares outstanding - diluted (1)	163,800	164,090	159,260	163,800	159,260
Weighted average shares outstanding - basic	158,307	158,189	155,254	157,688	154,326
Weighted average shares outstanding - diluted (1)	158,307	158,189	155,421	157,688	155,673
(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

Vermilion Energy Inc. ■ Page 4 ■ 2020 Third Quarter Report

Message to Shareholders

Commodity prices during the third quarter partially recovered from the lows experienced in the prior quarter. In particular, global oil benchmarks and European natural gas benchmarks, our two most dominant products from a revenue generating perspective, increased approximately 50% relative to average prices in the second quarter. While the operating environment remains challenging even at these higher price levels, the improvement in commodity prices helped drive a 40% sequential increase in our Q3 2020 FFO to $115 million ($0.73/basic share(1)). As a result of the increase in FFO and limited capital investment, we generated $83 million of free cash flow during the third quarter and paid down $55 million on our credit facility.

During the third quarter, we resumed all operational activity that was stopped or deferred during the COVID-19 confinement period, and have slowly started returning staff to the office while keeping a close eye on further COVID-19 developments. Capital expenditures in Q3 2020 decreased 26% from the prior quarter to $31 million, and was focused primarily on maintenance related activities with no new wells drilled or tied-in during the quarter. This reduced level of activity was partly due to the design of our front-end weighted capital program and the budget cuts announced earlier this year in response to the commodity price collapse, and was also influenced by our focus on debt reduction.

Production in Q3 2020 declined 5% from the prior quarter to an average of 95,471 boe/d primarily due to natural decline, plant turnarounds and limited capital investment during the quarter, partially offset by increased production in France following the restart of the Grandpuits refinery. As a result of the front-end weighted capital program we executed this year, all of our new production was added during the first half of the year resulting in a declining production base for most business units through the second half of the year. We also made the economic decision to defer the startup of the Weststellingwerf (0.5 net) well until 2021 to take advantage of higher European gas prices. Although this will have a modestly negative impact on production for the second half of 2020, the decision will ultimately enhance the overall profitability and cash flow for the company. Incorporating this production deferral and taking into account our current production estimates, we have tightened our 2020 annual production guidance to a range of 94,000 to 96,000 boe/d.

We continue to work through various scenarios for our 2021 capital budget and expect to release more information in the new year. We are taking a very careful and thoughtful approach in preparing our capital budget for 2021, paying close attention to forward commodity prices and the profitability of each individual project, while also seeking the appropriate balance between production preservation, debt reduction and capital flexibility. As we have previously stated, our number one financial priority at this time is debt reduction and positioning the company for future success, and we are willing to sacrifice top-line production growth in the near-term to achieve this objective. We continue to focus on opportunities to improve our cost structure and capital efficiencies, and to that end we will be targeting a more level-loaded capital program in 2021 which should result in a more efficient allocation of capital while smoothing the production profile throughout the year.

The third quarter of 2020 was the first full quarter with the formal Executive Committee in place, and this structure is proving to be very successful in managing the company. By utilizing the collective knowledge and skillset of the Committee members, recently increased from six to nine members, we have been making steady progress in evaluating the business and navigating the company through these challenging times. While we anticipate continued volatility through the balance of 2020 and into 2021 as uncertainty persists around the duration of the COVID-19 pandemic, we have taken the necessary steps to position Vermilion for this environment. Earlier this year we reduced annual cash outflows by over $550 million and negotiated an extension to our $2.1 billion revolving credit facility to May 2024. We are also constructing our 2021 budget in a way that will ensure we retain the maximum amount of flexibility while only investing in the highest return projects. We remain optimistic about the longer-term prospects for Vermilion and our ability to generate free cash flow with the aim of returning capital to investors and maximizing value creation for all of our stakeholders over the long-term.

Q3 2020 Operations Review

North America

Production from our North American business units averaged 64,986 boe/d in Q3 2020, a decrease of 7% from the prior quarter primarily due to natural decline and limited capital investment during the quarter. As a result of the front-end-weighted capital program we executed this year and the reduced capital program announced in March in response to the COVID-19 pandemic and resulting commodity price collapse, capital activity during the third quarter was focused on maintenance activities with no wells drilled or tied-in during the quarter. During the fourth quarter we reinitiated moderate investment into new well activity with two rigs in Alberta targeting liquids rich gas.

Vermilion Energy Inc. ■ Page 5 ■ 2020 Third Quarter Report

Europe

Production from our European business units averaged 25,935 in Q3 2020, an increase of 3% from the prior quarter primarily due to increased production from the Paris basin in France following the restart of the Grandpuits refinery in mid-June. Production in France was also supported by the restart of workover activities in June following the COVID-19 confinement period in France. At the end of September, Total SE ("Total") announced plans to convert its Grandpuits refinery into a zero-crude platform for biofuels and bioplastics and its intention to discontinue crude oil refining at the platform in the first quarter of 2021. The Grandpuits refinery has been in operation for over 50 years and currently processes all of our Paris Basin oil production, approximately 5,000 bbl/d. Our recently negotiated long-term agreement with Total has provisions to deal with the closure of the Grandpuits refinery, whereby Total will take receipt of our crude at one of their other refineries in France. We are currently working on securing other transportation and delivery options to ensure a smooth transition. We estimate this will increase our transportation costs by approximately $20 million on an annualized basis, however we will continue to evaluate longer-term marketing options for this crude.

Elsewhere in Europe, our employees and contractors slowly started returning to the office following the COVID-19 confinements, however capital activity was limited due to the capital reductions announced earlier in the year. In the Netherlands, we deferred the startup of the Weststellingwerf (0.5 net) well until 2021 to take advantage of higher European gas prices during the winter months. In Ireland, a 3-week turnaround scheduled for September was scaled back to approximately 1-week due to the unavailability of a key contractor, however we managed to complete 50% of the scope work and plan to reschedule the remaining work next year. A third-party facility turnaround in Germany and well maintenance in Hungary further offset some of the production gains in France. We continue to advance future drilling projects in the Netherlands and Central and Eastern Europe in preparation for our 2021 drilling campaign.

Australia

In Australia, production averaged 4,549 bbl/d in Q3 2020, a 14% decrease from the prior quarter primarily due to natural decline and an unplanned 4-day shutdown to clean out one of the separator vessels. We sold 445,000 barrels of Wandoo crude during the third quarter and realized an average price premium of C$11 above Dated Brent. This premium remains well above the premium realized in prior years but is less than the premium realized earlier in the year due to weaker refinery margins as a result of the global economic slowdown related to COVID-19. We have a two-week maintenance turnaround scheduled for the Wandoo platform in Q4 2020 which will result in lower production volumes during the fourth quarter.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of October 27, 2020, we have 47% of our expected net-of-royalty production hedged for the fourth quarter of 2020. With respect to individual commodity products, we have hedged 90% of our European natural gas production, 17% of our oil production, and 57% of our North American natural gas volumes for the fourth quarter of 2020, respectively. Please refer to the Hedging section of our website under Invest With Us for further details.

Sustainability

In early November, Vermilion released its 2020 Corporate Sustainability Report, marking our 7th year of ESG reporting. The 2020 report highlights our ongoing focus on reducing emissions within our operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board.  We are committed to providing safe, affordable and reliable energy for our stakeholders and we believe that integrating sustainability principles into our business will increase shareholder returns, enhance our business development opportunities and reduce long-term risks to our business. The report can be found on our website using the following link. http://sustainability.vermilionenergy.com/

Organizational Update

During the third quarter, we expanded our Executive Committee from six to nine members with the additions of Gerard Schut, Vice President European Operations, Darcy Kerwin, Vice President Strategic Planning and Dion Hatcher, Vice President Canada Business Unit. This expansion provides deeper coverage of the operations of the company, while continuing to utilize expertise from the corporate functional teams. Each member of the Executive Committee brings a unique skill set and knowledge base which contributes to the collective decision making process of the Committee.

(Signed “Lorenzo Donadeo”)	(Signed “Curtis Hicks”)

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President
November 6, 2020	November 6, 2020

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

Vermilion Energy Inc. ■ Page 6 ■ 2020 Third Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated November 6, 2020, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three and nine months ended September 30, 2020 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and the audited consolidated financial statements for the years ended December 31, 2019 and 2018, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see "Segmented Information" in the "Notes to the Condensed Consolidated Interim Financial Statements" for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements". Net debt is comprised of long-term debt plus current liabilities less current assets and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes non-current lease obligations which are secured by a corresponding right-of-use asset. Please see "Capital disclosures" in the "Notes to the Condensed Consolidated Interim Financial Statements" for additional information.
•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP Financial Measures”.

Condensate Presentation

We report our condensate production in Canada and the Netherlands business units within the crude oil and condensate production line. We believe that this presentation better reflects the historical and forecasted pricing for condensate, which is more closely correlated with crude oil pricing than with pricing for propane, butane, and ethane (collectively “NGLs” for the purposes of this report).

Vermilion Energy Inc. ■ Page 7 ■ 2020 Third Quarter Report

Guidance

On October 31, 2019, we released our 2020 capital budget and associated production guidance. On March 16, 2020, we announced a reduction of our 2020 capital budget and associated production guidance in response to a decrease in oil prices as a result of the novel coronavirus ("COVID-19") pandemic and the ensuing oil price war between OPEC+ members. On November 9, 2020, we reduced the upper end of our annual production guidance range to reflect current production estimates which take into account the deferred startup of new gas production in the Netherlands to take advantage of higher European gas prices during the winter months.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2020 Guidance
2020 Guidance	October 31, 2019	450	100,000 to 103,000
2020 Guidance	March 16, 2020	350 to 370	94,000 to 98,000
2020 Guidance	November 9, 2020	350 to 370	94,000 to 96,000

Vermilion Energy Inc. ■ Page 8 ■ 2020 Third Quarter Report

Vermilion's Business

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

2020 YTD production of 97,656 boe/d

Australia: 5%
Europe: 27%
North America: 68%

2020 YTD capital expenditures of $307MM

Australia: 7%
Europe: 18%
North America: 75%

2020 YTD fund flows from operations of $367MM

Australia: 14%
Europe: 22%
North America: 64%

Vermilion Energy Inc. ■ Page 9 ■ 2020 Third Quarter Report

Consolidated Results Overview

	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production
Crude oil and condensate (bbls/d)	43,240	45,041	47,242	(4)%	(9)%	44,383	48,455	(8)%
NGLs (bbls/d)	9,509	9,588	7,772	(1)%	22%	9,041	7,925	14%
Natural gas (mmcf/d)	256.34	274.42	253.36	(7)%	1%	265.39	268.88	(1)%
Total (boe/d)	95,471	100,366	97,239	(5)%	(2)%	97,656	101,193	(4)%
Sales
Crude oil and condensate (bbls/d)	43,985	43,771	48,979	1%	(10)%	44,908	49,120	(9)%
NGLs (bbls/d)	9,509	9,588	7,772	(1)%	22%	9,041	7,925	14%
Natural gas (mmcf/d)	256.34	274.42	253.36	(7)%	1%	265.39	268.88	(1)%
Total (boe/d)	96,217	99,096	98,976	(3)%	(3)%	98,180	101,858	(4)%
(Draw) build in inventory (mbbls)	(68)	116	(159)			(144)	(182)
Financial metrics
Fund flows from operations ($M)	114,776	81,852	216,153	40%	(47)%	366,853	692,463	(47)%
Per share ($/basic share)	0.73	0.52	1.39	40%	(48)%	2.33	4.49	(48)%
Net (loss) earnings ($M)	(69,926)	(71,290)	(10,229)	(2)%	584%	(1,459,720)	31,322	N/A
Per share ($/basic share)	(0.44)	(0.45)	(0.07)	(2)%	529%	(9.26)	0.20	N/A
Net debt ($M)	2,136,219	2,161,442	2,001,870	(1)%	7%	2,136,219	2,001,870	7%
Cash dividends ($/share)	—	—	0.690	—%	(100)%	0.575	2.070	(72)%
Activity
Capital expenditures ($M)	31,330	42,274	127,879	(26)%	(76)%	307,308	422,539	(27)%
Acquisitions ($M)	6,720	2,932	4,657			20,989	29,307
Gross wells drilled	—	2.00	47.00			89.00	148.00
Net wells drilled	—	0.12	45.31			77.42	136.13

Financial performance review

Q3 2020 vs. Q2 2020

•	We recorded a net loss of $69.9 million ($0.44/basic share) in Q3 2020 compared to a net loss of $71.3 million ($0.45/basic share) in Q2 2020. This quarter-over-quarter decrease in net loss was primarily driven by an increase in fund flows from operations and lower impairment charges. This was partially offset by higher depletion and depreciation of $61.0 million due to an increase in Q3 2020 in write-offs of exploration and evaluation assets and lower Q2 2020 depletion and depreciation driven by impairment charges in the first quarter of 2020.

Vermilion Energy Inc. ■ Page 10 ■ 2020 Third Quarter Report

•	Fund flows from operations during Q3 2020 increased versus Q2 2020 from $81.9 million to $114.8 million primarily driven by an increase in commodity pricing in Q3 2020 versus Q2 2020 which experienced a greater negative impact due to the COVID-19 pandemic and the OPEC+ price war.

Q3 2020 vs. Q3 2019

•	We recorded a net loss of $69.9 million ($0.44/basic share) for Q3 2020 compared to a net loss of $10.2 million ($0.07/basic share) in Q3 2019. The decrease in net earnings was primarily driven by $101.4 million of lower fund flows from operations due to lower realized prices, as a result of the impact of COVID-19 and the OPEC+ price war, and impairment charges of $35.4 million (net of $12.4 million income tax recovery) in Q3 2020.

Vermilion Energy Inc. ■ Page 11 ■ 2020 Third Quarter Report

•	We generated fund flows from operations of $114.8 million in Q3 2020, a decrease from $216.2 million in Q3 2019 primarily as a result of lower realized prices due to the impact of COVID-19 and the OPEC+ price war, and lower sales volumes. Our consolidated realized price per boe decreased from $43.04/boe in Q3 2019 to $31.86/boe in Q3 2020.

YTD 2020 vs. YTD 2019

•	For the nine months ended September 30, 2020, a net loss of $1,459.7 million was recorded compared to net earnings of $31.3 million for the comparable period in 2019. The decrease in net earnings was primarily due to impairment charges as we recorded $1.3 billion of impairment in 2020 (net of $0.4 billion income tax recovery). The decrease in net earnings was also a result of lower fund flows from operations driven by decreases in realized prices due to the impact of COVID-19 and the OPEC+ price war.

Vermilion Energy Inc. ■ Page 12 ■ 2020 Third Quarter Report

•	Fund flows from operations decreased by 47% for the nine months ended September 30, 2020 versus the same period in 2019 primarily driven by a 36% decrease in our consolidated realized price of from $46.79/boe to $29.86/boe due to the impact of COVID-19 and the OPEC+ price war. Sales volumes decreased year-over-year primarily due to decreases in France as a result of the refinery shut down and confinement measures in 2020, in Ireland as a result of natural decline, and in Australia due to timing of liftings.

Production review

Q3 2020 vs. Q2 2020

•	Consolidated average production of 95,471 boe/d during Q3 2020 represented a decrease of 5% from Q2 2020 production of 100,366 boe/d. Production decreases were primarily in Canada and the United States due to natural decline, partially offset by production increases in France as a result of confinement measures being lifted and the restart of the Grandpuits refinery in mid-June.

Q3 2020 vs. Q3 2019

•	Consolidated average production of 95,471 boe/d in Q3 2020 represented a decrease of 2% from Q3 2019 production of 97,239 boe/d. The decrease was primarily driven by lower production in Ireland due to a planned turnaround and natural declines, and in Australia due to an unplanned shutdown for maintenance. These decreases were partially offset by year-over-year growth in Canada and the United States from new well completions following our Q1 2020 drilling program.

YTD 2020 vs. YTD 2019

•	Consolidated average production of 97,656 boe/d for the nine months ended September 30, 2020 represented a decrease of 4% from the comparable period in 2019 of 101,193 boe/d. Production decreases were primarily in France due to the Grandpuits refinery temporary shutdown in Q2 2020, in Ireland due to a planned turnaround and natural declines, and in Australia due to downtime throughout 2020 and cyclone activity in Q1 2020. These decreases were partially offset by production increases in the United States due to new wells brought online in 2019 and 2020.

Vermilion Energy Inc. ■ Page 13 ■ 2020 Third Quarter Report

Activity review

•	For the three months ended September 30, 2020, capital expenditures of $31.3 million were incurred.
•	In Europe, our capital expenditures were primarily in France, where capital expenditures of $12.6 million mainly related to spending on well workovers and repairs as activity resumed in Q3 2020 following the easement of COVID-19 confinement measures put in place by the French government.
•	In North America, capital expenditures included $5.7 million primarily related to well maintenance and optimization in the United States and $3.8 million primarily related to maintenance activities in Canada.
•	In Australia, capital expenditures of $3.9 million primarily related to asset optimization projects.

Sustainability review

Dividends

•	On March 6, 2020, in response to weakness in commodity prices and reduced global economic prospects following the outbreak of COVID-19, Vermilion's board of directors approved a 50% reduction to the March dividend, payable April 15, 2020, to $0.115 per share. On April 15, due to further deterioration of economic prospects and commodity prices from the impact of COVID-19, the board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company.
•	Total dividends of $0.575 per common share were declared for the nine months ended September 30, 2020.

Long-term debt and net debt

•	Long-term debt increased to $2.1 billion as at September 30, 2020 from $1.9 billion as at December 31, 2019 primarily a result of higher borrowings on the revolving credit facility.
•	Net debt increased to $2.1 billion as at September 30, 2020 from $2.0 billion as at December 31, 2019, primarily due to an increase in long-term debt.
•	The ratio of net debt to four quarter trailing fund flows from operations increased to 3.67 as at September 30, 2020 (December 31, 2019 - 2.20) due to the increase in net debt combined with lower four quarter trailing fund flows from operations due to negative price impacts as a result of the COVID-19 pandemic and OPEC+ price war.

Vermilion Energy Inc. ■ Page 14 ■ 2020 Third Quarter Report

Benchmark Commodity Prices

	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Crude oil
WTI ($/bbl)	54.54	38.62	74.55	41%	(27)%	51.90	75.84	(32)%
WTI (US $/bbl)	40.93	27.85	56.45	47%	(28)%	38.32	57.06	(33)%
Edmonton Sweet index ($/bbl)	49.86	30.11	68.39	66%	(27)%	44.11	69.57	(37)%
Edmonton Sweet index (US $/bbl)	37.42	21.71	51.79	72%	(28)%	32.57	52.34	(38)%
Saskatchewan LSB index ($/bbl)	50.06	29.95	68.68	67%	(27)%	44.06	70.19	(37)%
Saskatchewan LSB index (US $/bbl)	37.57	21.60	52.01	74%	(28)%	32.53	52.81	(38)%
Canadian C5+ Condensate index ($/bbl)	50.02	30.92	68.70	62%	(27)%	47.91	70.19	(32)%
Canadian C5+ Condensate index (US $/bbl)	37.54	22.30	52.02	68%	(28)%	35.37	52.81	(33)%
Dated Brent ($/bbl)	57.29	40.49	81.80	42%	(30)%	55.29	85.93	(36)%
Dated Brent (US $/bbl)	43.00	29.20	61.94	47%	(31)%	40.82	64.65	(37)%
Natural gas
AECO ($/mcf)	2.24	1.99	1.06	13%	111%	2.09	1.64	27%
NBP ($/mcf)	3.67	2.26	4.50	62%	(18)%	3.43	6.08	(44)%
NBP (€/mcf)	2.36	1.48	3.07	60%	(23)%	2.25	4.07	(45)%
TTF ($/mcf)	3.51	2.39	4.40	47%	(20)%	3.38	6.08	(44)%
TTF (€/mcf)	2.25	1.56	3.00	44%	(25)%	2.22	4.07	(46)%
Henry Hub ($/mcf)	2.63	2.38	2.94	11%	(11)%	2.54	3.55	(29)%
Henry Hub (US $/mcf)	1.97	1.72	2.23	15%	(12)%	1.88	2.67	(30)%
Average exchange rates
CDN $/US $	1.33	1.39	1.32	(4)%	1%	1.35	1.33	2%
CDN $/Euro	1.56	1.53	1.47	2%	6%	1.52	1.49	2%
Realized prices
Crude oil and condensate ($/bbl)	52.77	34.90	73.45	51%	(28)%	49.03	75.38	(35)%
NGLs ($/bbl)	15.04	8.94	6.14	68%	145%	11.09	13.25	(16)%
Natural gas ($/mcf)	2.34	1.85	2.43	27%	(4)%	2.37	3.56	(33)%
Total ($/boe)	31.86	21.40	43.04	49%	(26)%	29.86	46.79	(36)%

•	Crude oil prices increased in Q3 2020 relative to Q2 2020 due to a global demand recovery, a coordinated supply cut from the OPEC+ group, and lower US shale production, with WTI and Brent prices rising quarter-over-quarter by 41% and 42% respectively. For the three months ended September 30, 2020, WTI and Brent prices decreased by 27% and 30%, respectively, versus the comparable period in the prior year.

Vermilion Energy Inc. ■ Page 15 ■ 2020 Third Quarter Report

•	In Canadian dollar terms, quarter-over-quarter, the Edmonton Sweet differential improved by $3.83/bbl to a discount of $4.68/bbl against WTI, and the Saskatchewan LSB differential improved by $4.19/bbl to a discount of $4.48/bbl against WTI. This was driven by Canadian and U.S. production curtailments and increased production maintenance activity in response to low prices, and a demand recovery.
•	Approximately 36% of Vermilion’s Q3 2020 crude oil and condensate production was priced at the Dated Brent index (which averaged a premium to WTI of US$2.07/bbl), while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, prices for European natural gas (TTF and NBP) rose by 47% and 62%, respectively, in Q3 2020 compared to Q2 2020. A gas demand recovery and lower imports into the European gas market led to higher prices.
•	Natural gas prices at AECO in Q3 2020 increased by 13% compared to Q2 2020, due to lower quarter-over-quarter production.
•	For Q3 2020, average European natural gas prices represented a $1.35/mcf premium to AECO. Approximately 36% of our natural gas production in Q3 2020 benefited from this premium European pricing.

•	For the three months ended September 30, 2020, the Canadian dollar strengthened 4% against the US dollar quarter-over-quarter.
•	For the three months ended September 30, 2020, the Canadian dollar weakened 2% against the Euro quarter-over-quarter.

Vermilion Energy Inc. ■ Page 16 ■ 2020 Third Quarter Report

Canada Business Unit

Overview

Production and assets focused in West Pembina near Drayton Valley, Alberta and southeast Saskatchewan and Manitoba.

•	Significant resource plays sharing the same surface infrastructure in the West Pembina region in Alberta:
–	Mannville condensate-rich gas (2,400 - 2,700m depth) - in development phase
–	Cardium light oil (1,800m depth) - modest investment at present
•	Southeast Saskatchewan light oil development:
–	Targeting the Mississippian Midale (1,400 - 1,700m depth), Frobisher/Alida (1,200 - 1,400m depth) and Ratcliffe (1,800 - 1,900m) formations
Operational and financial review

Canada business unit ($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production and sales
Crude oil and condensate (bbls/d)	25,048	27,592	27,682	(9)%	(10)%	26,674	28,558	(7)%
NGLs (bbls/d)	8,350	8,248	6,632	1%	26%	7,849	6,983	12%
Natural gas (mmcf/d)	155.15	164.08	145.14	(5)%	7%	156.79	149.44	5%
Total (boe/d)	59,256	63,187	58,504	(6)%	1%	60,655	60,447	—%
Production mix (% of total)
Crude oil and condensate	42%	44%	47%			44%	47%
NGLs	14%	13%	12%			13%	12%
Natural gas	44%	43%	41%			43%	41%
Activity
Capital expenditures	3,837	9,785	69,963	(61)%	(95)%	166,199	227,101	(27)%
Acquisitions	6,621	260	1,746			12,320	19,061
Gross wells drilled	—	2.00	40.00			79.00	126.00
Net wells drilled	—	0.12	38.31			67.52	116.12
Financial results
Sales	153,374	100,135	188,073	53%	(18)%	408,472	621,173	(34)%
Royalties	(16,259)	(6,777)	(23,909)	140%	(32)%	(39,721)	(69,951)	(43)%
Transportation	(9,904)	(10,465)	(10,404)	(5)%	(5)%	(31,507)	(30,877)	2%
Operating	(42,405)	(57,281)	(57,851)	(26)%	(27)%	(163,871)	(181,859)	(10)%
General and administration	(5,985)	(8,705)	(5,793)	(31)%	3%	(17,533)	(15,917)	10%
Fund flows from operations	78,821	16,907	90,116	366%	(13)%	155,840	322,569	(52)%
Netbacks ($/boe)
Sales	28.13	17.41	34.94	62%	(20)%	24.58	37.64	(35)%
Royalties	(2.98)	(1.18)	(4.44)	153%	(33)%	(2.39)	(4.24)	(44)%
Transportation	(1.82)	(1.82)	(1.93)	—%	(6)%	(1.90)	(1.87)	2%
Operating	(7.78)	(9.96)	(10.75)	(22)%	(28)%	(9.86)	(11.02)	(11)%
General and administration	(1.10)	(1.51)	(1.08)	(27)%	2%	(1.05)	(0.96)	9%
Fund flows from operations netback	14.45	2.94	16.74	392%	(14)%	9.38	19.55	(52)%
Realized prices
Crude oil and condensate ($/bbl)	49.06	27.32	66.45	80%	(26)%	41.93	68.16	(39)%
NGLs ($/bbl)	14.81	9.62	5.57	54%	166%	10.70	12.79	(16)%
Natural gas ($/mcf)	2.03	1.63	1.16	25%	75%	1.85	1.58	17%
Total ($/boe)	28.13	17.41	34.94	62%	(20)%	24.58	37.64	(35)%
Reference prices
WTI (US $/bbl)	40.93	27.85	56.45	47%	(28)%	38.32	57.06	(33)%
Edmonton Sweet index ($/bbl)	49.86	30.11	68.39	66%	(27)%	44.11	69.57	(37)%
Saskatchewan LSB index ($/bbl)	50.06	29.95	68.68	67%	(27)%	44.06	70.19	(37)%
Canadian C5+ Condensate index ($/bbl)	50.02	30.92	68.70	62%	(27)%	47.91	70.19	(32)%
AECO ($/mcf)	2.24	1.99	1.06	13%	111%	2.09	1.64	27%

Vermilion Energy Inc. ■ Page 17 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production decreased 6% from the prior quarter primarily due to natural decline as no new wells were drilled or tied-in during the quarter. Quarterly production was relatively consistent with the prior year as natural decline partially offset new production contributions from our 2020 capital program.

Activity

•	Vermilion did not drill or participate in the drilling of any wells in Canada during Q3 2020. Capital activity was focused primarily on maintenance activities during the quarter.

Sales

•	The realized price for our crude oil and condensate production in Canada is linked to WTI and is subject to market conditions in western Canada as reflected by the Saskatchewan LSB, Canadian Condensate C5+, and Edmonton Sweet index prices. The realized price of our natural gas in Canada is based on the AECO index.
•	Sales increased in Q3 2020 versus Q2 2020 due to higher realized prices. Sales decreased for the three and nine months ended

September 30, 2020 versus all prior year comparable periods primarily due to lower realized oil and condensate prices as production remained relatively consistent.

•	Quarter-over-quarter, our crude oil and condensate production mix remained stable at approximately 42% of production.

Royalties

•	Q3 2020 royalties as a percentage of sales of 10.6% increased from 6.8% in Q2 2020 primarily due to the effect of lower commodity prices on sliding scale royalties and gas cost allowance credits received in Q2 2020.
•	For the three and nine months ended September 30, 2020, royalties as a percentage of sales of 10.6% and 9.7% respectively, decreased from 12.7% and 11.3% in the comparable prior year periods. This decrease was due to the effect of lower commodity prices on sliding scale royalties.

Transportation

•	For the three and nine months ended September 30, 2020, transportation expense on a dollar and per unit basis remained relatively consistent versus all comparable periods.

Operating

•	For the three and nine months ended September 30, 2020, operating expense on a dollar and per unit basis decreased versus all comparable periods primarily due to lower activity and cost reduction initiatives in 2020.

General and administration

•	General and administrative expenses were lower on a dollar and per unit basis in Q3 2020 versus Q2 2020 primarily due to lower allocations from our Corporate segment combined with higher recoveries in Q3 2020.
•	Q3 2020 versus Q3 2019 remained relatively consistent on a dollar and per unit basis.
•	For the nine months ended September 30, 2020 versus the comparable prior year period general and administrative expenses increased mainly due to higher allocations from our Corporate segment combined with lower recoveries as a result of lower activity in 2020.

Vermilion Energy Inc. ■ Page 18 ■ 2020 Third Quarter Report

United States Business Unit

Overview
•	Entered the United States in 2014 and acquired additional producing assets in the Hilight field in 2018.
•	Interests include approximately 140,334 net acres of land (63% undeveloped) in the Powder River Basin of northeastern Wyoming.
•	Tight oil development targeting the Turner Sands at depths of approximately 1,500m (East Finn) and 2,600m (Hilight).
Operational and financial review

United States business unit ($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production and sales
Crude oil (bbls/d)	3,249	3,977	2,722	(18)%	19%	3,238	2,319	40%
NGLs (bbls/d)	1,158	1,340	1,140	(14)%	2%	1,192	942	27%
Natural gas (mmcf/d)	7.94	8.35	6.38	(5)%	25%	7.67	6.45	19%
Total (boe/d)	5,730	6,708	4,925	(15)%	16%	5,708	4,335	32%
Production mix (% of total)
Crude oil	57%	59%	55%			57%	53%
NGLs	20%	20%	23%			21%	22%
Natural gas	23%	21%	22%			22%	25%
Activity
Capital expenditures	5,738	14,194	21,064	(60)%	(73)%	65,281	54,064	21%
Acquisitions	90	749	1,964			6,697	3,224
Gross wells drilled	—	—	4.00			9.00	8.00
Net wells drilled	—	—	4.00			8.90	8.00
Financial results
Sales	19,655	15,874	19,227	24%	2%	51,357	52,479	(2)%
Royalties	(5,164)	(3,836)	(4,874)	35%	6%	(13,016)	(13,390)	(3)%
Transportation	(509)	(469)	—	9%	—%	(978)	—	—%
Operating	(4,357)	(3,765)	(4,400)	16%	(1)%	(13,671)	(11,374)	20%
General and administration	(1,285)	(1,796)	(2,005)	(29)%	(36)%	(5,051)	(5,467)	(8)%
Fund flows from operations	8,340	6,008	7,948	39%	5%	18,641	22,248	(16)%
Netbacks ($/boe)
Sales	37.28	26.00	42.43	43%	(12)%	32.84	44.34	(26)%
Royalties	(9.80)	(6.28)	(10.76)	56%	(9)%	(8.32)	(11.31)	(26)%
Transportation	(0.97)	(0.77)	—	26%	—%	(0.63)	—	—%
Operating	(8.26)	(6.17)	(9.71)	34%	(15)%	(8.74)	(9.61)	(9)%
General and administration	(2.44)	(2.94)	(4.43)	(17)%	(45)%	(3.23)	(4.62)	(30)%
Fund flows from operations netback	15.81	9.84	17.53	61%	(10)%	11.92	18.80	(37)%
Realized prices
Crude oil ($/bbl)	55.37	40.20	68.91	38%	(20)%	48.81	69.60	(30)%
NGLs ($/bbl)	16.69	4.78	9.44	249%	77%	13.68	16.72	(18)%
Natural gas ($/mcf)	1.81	0.98	1.67	85%	8%	1.71	2.34	(27)%
Total ($/boe)	37.28	26.00	42.43	43%	(12)%	32.84	44.34	(26)%
Reference prices
WTI (US $/bbl)	40.93	27.85	56.45	47%	(28)%	38.32	57.06	(33)%
WTI ($/bbl)	54.54	38.62	74.55	41%	(27)%	51.90	75.84	(32)%
Henry Hub (US $/mcf)	1.97	1.72	2.23	15%	(12)%	1.88	2.67	(30)%
Henry Hub ($/mcf)	2.63	2.38	2.94	11%	(11)%	2.54	3.55	(29)%

Vermilion Energy Inc. ■ Page 19 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production decreased 15% from the prior quarter primarily due to natural decline from the new wells added during the first half of the year. Quarterly production increased 16% year-over-year primarily due to the contribution from our 2020 drilling program executed in the first half of the year.

Activity

During Q3 2020, no new wells were drilled or tied-in during the quarter. Capital activity was focused on well maintenance and optimization while advancing permitting for future planned wells.

Sales

•	The price of our crude oil in the United States is directly linked to WTI and subject to local market differentials within the United States. The price of our natural gas in the United States is based on the Henry Hub index.
•	Q3 2020 sales increased compared to Q2 2020 as a result of higher realized prices partially offset by lower sales volumes.
•	For the three and nine months ended September 30, 2020 versus the prior year comparable periods, sales remained relatively consistent on a dollar basis primarily due to lower realized prices which were partially offset by higher sales volumes.

Royalties

•	Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax. In Hilight, approximately 65% of the current production is subject to Fee royalties, 30% to Federal royalties and the remainder to State royalties. In East Finn, approximately 70% of the current production is subject to Federal royalties with the remainder split between State and Fee royalties.
•	For the three and nine months ended September 30, 2020, royalties as a percentage of sales remained relatively consistent versus all comparable periods.

Operating

•	Operating expense increased in Q3 2020 compared to Q2 2020 on a dollar and per unit basis primarily due to higher maintenance activity in Q3 2020 coupled with lower production volumes.
•	Operating expense remained relatively consistent in Q3 2020 versus Q3 2019 on a dollar basis and decreased on a per unit basis due to higher production volumes.
•	Operating expense increased on a dollar basis for the nine months ended September 30, 2020 versus the comparable period in 2019 due to higher maintenance activity in 2020. On a per unit basis, this increase was offset by higher sales volumes year over year.

General and administration

•	Fluctuations in general and administration expense for all comparable periods are primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in the United States, we do not expect to incur current income taxes in the United States Business Unit for the foreseeable future.

Vermilion Energy Inc. ■ Page 20 ■ 2020 Third Quarter Report

France Business Unit

Overview
•	Largest oil producer in France, constituting approximately two-thirds of domestic oil production.
•	Low base decline producing assets comprised of large conventional oil fields with high working interests located in the Aquitaine and Paris Basins.
•	Identified inventory of workover, waterflood, and infill drilling opportunities.
Operational and financial review

France business unit ($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production
Crude oil (bbls/d)	9,347	7,046	10,347	33%	(10)%	8,785	10,493	(16)%
Natural gas (mmcf/d)	—	—	—	—%	—%	—	0.25	—%
Total (boe/d)	9,347	7,046	10,347	33%	(10)%	8,785	10,535	(17)%
Sales
Crude oil (bbls/d)	9,941	5,835	11,112	70%	(11)%	8,669	10,852	(20)%
Natural gas (mmcf/d)	—	—	—	—%	—%	—	0.25	—%
Total (boe/d)	9,941	5,835	11,112	70%	(11)%	8,669	10,894	(20)%
Inventory (mbbls)
Opening crude oil inventory	296	185	297			209	325
Crude oil production	860	641	952			2,407	2,865
Crude oil sales	(915)	(530)	(1,022)			(2,375)	(2,963)
Closing crude oil inventory	241	296	227			241	227
Activity
Capital expenditures	12,638	5,603	18,139	126%	(30)%	29,498	65,896	(55)%
Gross wells drilled	—	—	—			—	4.00
Net wells drilled	—	—	—			—	4.00
Financial results
Sales	48,976	23,329	81,676	110%	(40)%	129,094	248,918	(48)%
Royalties	(8,902)	(4,711)	(11,476)	89%	(22)%	(22,653)	(33,630)	(33)%
Transportation	(3,868)	(2,747)	(6,183)	41%	(37)%	(10,340)	(18,394)	(44)%
Operating	(14,983)	(10,016)	(15,098)	50%	(1)%	(40,898)	(45,139)	(9)%
General and administration	(2,792)	(3,499)	(3,379)	(20)%	(17)%	(9,739)	(10,585)	(8)%
Current income taxes	—	—	(3,419)	N/A	(100)%	—	(16,465)	(100)%
Fund flows from operations	18,431	2,356	42,121	682%	(56)%	45,464	124,705	(64)%
Netbacks ($/boe)
Sales	53.55	43.94	79.89	22%	(33)%	54.35	83.69	(35)%
Royalties	(9.73)	(8.87)	(11.23)	10%	(13)%	(9.54)	(11.31)	(16)%
Transportation	(4.23)	(5.17)	(6.05)	(18)%	(30)%	(4.35)	(6.18)	(30)%
Operating	(16.38)	(18.86)	(14.77)	(13)%	11%	(17.22)	(15.18)	13%
General and administration	(3.05)	(6.59)	(3.31)	(54)%	(8)%	(4.10)	(3.56)	15%
Current income taxes	—	—	(3.34)	N/A	(100)%	—	(5.54)	(100)%
Fund flows from operations netback	20.16	4.45	41.19	353%	(51)%	19.14	41.92	(54)%
Reference prices
Dated Brent (US $/bbl)	43.00	29.20	61.94	47%	(31)%	40.82	64.65	(37)%
Dated Brent ($/bbl)	57.29	40.49	81.80	42%	(30)%	55.29	85.93	(36)%

Vermilion Energy Inc. ■ Page 21 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production increased 33% from the prior quarter due to resuming production in the Paris Basin following the restart of the Grandpuits refinery which was temporarily shutdown in Q2 2020 due to low product demand. Q3 2020 production declined 10% year-over-year primarily due to natural decline and restricted field activity as a result of COVID-19 confinement measures put in place by the French government.

Activity

•	During Q3 2020, we restarted field activity following the easement of COVID-19 confinement measures which allowed us to resume well workovers and repairs.

Sales

•	Crude oil in France is priced with reference to Dated Brent.
•	Q3 2020 sales on a dollar and per unit basis increased versus Q2 2020 due to higher Dated Brent reference prices combined with higher sales volumes.
•	For the three and nine months ended September 30, 2020, sales on a dollar and per unit basis decreased versus the prior year comparable periods due to a decrease in the Dated Brent reference price combined with lower sales volumes.

Royalties

•	Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
•	Q3 2020 royalties increased versus Q2 2020 due to higher R31 royalties from higher sales and higher RCDM royalties from increased production. Royalties as a percentage of sales remained relatively consistent during the same periods.
•	For the three and nine months ended September 30, 2020, royalties decreased versus the prior year comparable periods due to lower R31 royalties from lower sales combined with lower RCDM royalties from lower production. Royalties as a percentage of sales for the three and nine months ended September 30, 2020 of 18.2% and 17.5% increased versus the prior year comparable periods of 14.1% and 13.5% primarily due to the impact of RCDM royalties.

Transportation

•	Transportation expense increased in Q3 2020 versus Q2 2020 due to an increase in activity following the restart of the Grandpuits refinery and the removal of government confinement measures.
•	Transportation expense decreased for the three and nine months ended September 30, 2020 versus the prior year comparable periods due to decreased production and sales volumes, as well as increased costs during the three and six months ended June 30, 2019 due to the Grandpuits refinery outage where we arranged alternate delivery points and transportation methods during the shutdown.

Operating

•	Q3 2020 operating expenses increased versus Q2 2020 on a dollar basis as activity resumed in Q3 2020 due to the restart of the Grandpuits refinery and the removal of government confinement measures. On a per unit basis, operating expenses decreased due to the increase in sales volumes in Q3 2020.
•	Operating expenses on dollar basis decreased for the three and nine months ended September 30, 2020 versus the prior year comparable periods due to cost reduction measures and lower activity during the COVID-19 confinement period. On a per unit basis, operating expenses per boe increased for the three and nine months ended September 30, 2020 versus the prior year comparable periods due to the decrease in sales volumes in 2020.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In France, current income taxes are applied to taxable income, after eligible deductions, at a statutory rate of 28.9%.
•	Full year effective tax rates are estimated each quarter based on forecasted commodity prices and operational results. The estimated full year effective tax rate is applied on a pro-rata basis to quarterly results. As such, fluctuations between the reporting periods occur due to changes in estimated tax rates.
•	For 2020, there are no expected current income taxes to be reported. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	On December 28, 2019, the French Parliament approved the Finance Bill for 2020. The Finance Bill for 2020 provides for a progressive decrease of the French corporate income tax rate for companies with sales below €250 million from 28.9% in 2020 to 25.8% by 2022.

Vermilion Energy Inc. ■ Page 22 ■ 2020 Third Quarter Report

Netherlands Business Unit

Overview
•	Second largest onshore operator.
•	Interests include 26 onshore licenses (all operated) and 17 offshore licenses (all non-operated).
•	Licenses include more than 930,000 net acres of land, 90% of which is undeveloped.
Operational and financial review

Netherlands business unit ($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production and sales
Condensate (bbls/d)	83	87	82	(5)%	1%	86	92	(7)%
Natural gas (mmcf/d)	46.09	47.31	44.08	(3)%	5%	47.24	49.47	(5)%
Total (boe/d)	7,764	7,972	7,429	(3)%	5%	7,959	8,336	(5)%
Activity
Capital expenditures	1,553	2,638	3,028	(41)%	(49)%	6,688	13,954	(52)%
Acquisitions	—	—	—			—	908
Financial results
Sales	12,351	10,654	18,729	16%	(34)%	42,608	87,642	(51)%
Royalties	(96)	(55)	(279)	75%	(66)%	(294)	(1,339)	(78)%
Operating	(8,197)	(7,526)	(6,396)	9%	28%	(24,638)	(22,367)	10%
General and administration	(454)	(212)	(300)	114%	51%	(1,221)	(1,896)	(36)%
Current income taxes	353	257	(462)	N/A	N/A	610	(7,237)	N/A
Fund flows from operations	3,957	3,118	11,292	27%	(65)%	17,065	54,803	(69)%
Netbacks ($/boe)
Sales	17.29	14.69	27.40	18%	(37)%	19.54	38.51	(49)%
Royalties	(0.13)	(0.08)	(0.41)	63%	(68)%	(0.13)	(0.59)	(78)%
Operating	(11.48)	(10.37)	(9.36)	11%	23%	(11.30)	(9.83)	15%
General and administration	(0.64)	(0.29)	(0.44)	121%	46%	(0.56)	(0.83)	(33)%
Current income taxes	0.49	0.35	(0.68)	N/A	N/A	0.28	(3.18)	N/A
Fund flows from operations netback	5.53	4.30	16.51	29%	(67)%	7.83	24.08	(68)%
Realized prices
Condensate ($/bbl)	55.26	14.32	69.12	286%	(20)%	44.57	72.08	(38)%
Natural gas ($/mcf)	2.81	2.45	4.49	15%	(37)%	3.21	6.36	(50)%
Total ($/boe)	17.29	14.69	27.40	18%	(37)%	19.54	38.51	(49)%
Reference prices
TTF (€/mcf)	2.25	1.56	3.00	44%	(25)%	2.22	4.07	(46)%
TTF ($/mcf)	3.51	2.39	4.40	47%	(20)%	3.38	6.08	(44)%

Vermilion Energy Inc. ■ Page 23 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production decreased 3% from the prior quarter primarily due to natural decline. Quarterly production increased 5% year-over-year primarily due to planned and unplanned downtime that occurred in Q3 2019.

Activity

•	We continued to advance the permitting for future planned wells.

Sales

•	The price of our natural gas in the Netherlands is based on the TTF index.
•	Q3 2020 sales increased compared to Q2 2020 sales due to an increase in the TTF reference price.
•	For the three and nine months ended September 30, 2020, sales on a per unit and dollar basis decreased versus comparable periods in the prior year, consistent with decreases in the TTF reference price.

Royalties

•	In the Netherlands, certain wells are subject to overriding royalties while some wells are subject to royalties that take effect only when specified production levels are exceeded. As such, royalty expense may fluctuate from period to period depending on the amount of production from those wells. Royalties in Q3 2020 represented 0.8% of sales.
•	Q3 2020 royalties increased compared to Q2 2020 royalties consistent with an increase in sales.
•	For the three and nine months ended September 30, 2020 royalty expense decreased versus comparable periods in the prior year consistent with decreases in sales.

Transportation

•	Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

Operating

•	Operating expense for the three and nine months ended September 30, 2020 increased versus all comparable periods on a dollar and per unit basis primarily as a result of higher electricity costs in the current period and the timing of expenditures.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In the Netherlands, current income taxes are applied to taxable income, after eligible deductions and a 10% uplift deduction applied to operating expenses, eligible general and administration expenses, and tax deductions for depletion and asset retirement obligations, at a tax rate of 50%.
•	Full year effective tax rates are estimated each quarter based on forecasted commodity prices and operational results. The estimated full year effective tax rate is applied on a pro-rata basis to quarterly results. As such, fluctuations between the reporting periods occur due to changes in estimated tax rates.
•	For 2020, current income tax losses will be carried back and applied to recover prior year current income taxes with the effective tax recovery rate, inclusive of corporate allocations, expected to be between 4% and 8% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	On September 15, 2020, the Dutch government published the Dutch budget proposals for fiscal year 2021 and confirmed the previously planned reduction of the corporate tax rate from 25.0% in 2020 to 21.7% by 2021 will not be introduced in 2021. Due to the tax regime applicable to natural gas producers in the Netherlands, the reduction reversal to the corporate tax rate is not expected to have a material impact on Vermilion taxes in the Netherlands.

Vermilion Energy Inc. ■ Page 24 ■ 2020 Third Quarter Report

Germany Business Unit

Overview
•	Entered Germany in 2014 through the acquisition of a non-operated natural gas producing property.
•	Executed a significant exploration license farm-in agreement in 2015 and acquired operated producing properties in 2016.
•	Producing assets consist of seven gas and eight oil-producing fields with extensive infrastructure in place.
•	Significant land position of approximately 1.1 million net acres (97% undeveloped).
Operational and financial review

Germany business unit ($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production
Crude oil (bbls/d)	964	1,039	845	(7)%	14%	971	956	2%
Natural gas (mmcf/d)	11.25	13.23	14.54	(15)%	(23)%	13.03	15.26	(15)%
Total (boe/d)	2,839	3,244	3,269	(13)%	(13)%	3,143	3,500	(10)%
Sales
Crude oil (bbls/d)	828	1,172	864	(29)%	(4)%	958	965	(1)%
Natural gas (mmcf/d)	11.25	13.23	14.54	(15)%	(23)%	13.03	15.26	(15)%
Total (boe/d)	2,703	3,376	3,287	(20)%	(18)%	3,130	3,509	(11)%
Production mix (% of total)
Crude oil	34%	32%	26%			31%	27%
Natural gas	66%	68%	74%			69%	73%
Activity
Capital expenditures	1,558	3,345	4,229	(53)%	(63)%	12,692	16,507	(23)%
Acquisitions	9	564	947			592	6,114
Gross wells drilled	—	—	—			1.00	2.00
Net wells drilled	—	—	—			1.00	0.71
Financial results
Sales	6,507	6,553	11,320	(1)%	(43)%	23,529	45,781	(49)%
Royalties	(443)	(795)	(952)	(44)%	(54)%	(2,180)	(4,677)	(53)%
Transportation	(1,475)	(1,505)	(1,709)	(2)%	(14)%	(4,302)	(4,154)	4%
Operating	(4,262)	(5,912)	(6,433)	(28)%	(34)%	(15,089)	(17,565)	(14)%
General and administration	(1,485)	(1,314)	(2,436)	13%	(39)%	(4,540)	(6,495)	(30)%
Fund flows from operations	(1,158)	(2,973)	(210)	(61)%	451%	(2,582)	12,890	N/A
Netbacks ($/boe)
Sales	26.17	21.33	37.43	23%	(30)%	27.44	47.79	(43)%
Royalties	(1.78)	(2.59)	(3.15)	(31)%	(44)%	(2.54)	(4.88)	(48)%
Transportation	(5.93)	(4.90)	(5.65)	21%	5%	(5.02)	(4.34)	16%
Operating	(17.14)	(19.24)	(21.27)	(11)%	(19)%	(17.60)	(18.33)	(4)%
General and administration	(5.97)	(4.28)	(8.05)	40%	(26)%	(5.29)	(6.78)	(22)%
Fund flows from operations netback	(4.65)	(9.68)	(0.69)	(52)%	574%	(3.01)	13.46	N/A
Realized prices
Crude oil ($/bbl)	52.65	34.32	76.51	53%	(31)%	47.35	80.80	(41)%
Natural gas ($/mcf)	2.41	2.40	3.92	—%	(39)%	3.11	5.88	(47)%
Total ($/boe)	26.17	21.33	37.43	23%	(30)%	27.44	47.79	(43)%
Reference prices
Dated Brent (US $/bbl)	43.00	29.20	61.94	47%	(31)%	40.82	64.65	(37)%
Dated Brent ($/bbl)	57.29	40.49	81.80	42%	(30)%	55.29	85.93	(36)%
TTF (€/mcf)	2.25	1.56	3.00	44%	(25)%	2.22	4.07	(46)%
TTF ($/mcf)	3.51	2.39	4.40	47%	(20)%	3.38	6.08	(44)%

Vermilion Energy Inc. ■ Page 25 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production decreased 13% from the prior quarter and year-over-year primarily due to the planned turnaround of a non-operated processing facility.

Activity

•	Our Q3 2020 capital program was focused on maintenance activities and asset optimization opportunities. We expect production from the Burgmoor Z5 (46% working interest) well, which was tested early in the third quarter of 2019, to begin in 2021.

Sales

•	The price of our natural gas in Germany is based on the NCG and GPL indexes, which are both highly correlated to the TTF benchmark. Crude oil in Germany is priced with reference to Dated Brent.
•	Quarter-over-quarter sales remained relatively consistent on a dollar basis. On a per unit basis, quarter-over-quarter sales increased due to an increase in Dated Brent pricing.
•	For the three and nine months ended September 30, 2020 versus comparable periods in the prior year, sales decreased on a per unit basis due to a decrease in Dated Brent and TTF pricing. On a dollar basis, sales for three and nine months ended September 30, 2020 decreased versus comparable periods in the prior year due to a decrease in Dated Brent and TTF pricing and lower sales volumes.

Royalties

•	Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
•	Royalty expense for the three and nine months ended September 30, 2020 decreased versus comparable periods in the prior year consistent with decreases in sales. Royalties as a percentage of sales for the three and nine months ended September 30, 2020 decreased versus comparable periods in the prior year due to favourable prior period adjustments received in the current period.
•	Quarter-over-quarter royalty expense on a dollar basis and as a percentage of sales decreased due to a favourable prior period adjustment received in the current quarter.

Transportation

•	Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer and deliver crude oil to the refinery.
•	Transportation expense for the three months ended September 30, 2020 decreased on a dollar basis versus comparable periods due to lower production volumes and a prior period adjustment received in Q2 2020. On a per unit basis, transportation expense for the three months ended September 30, 2020 increased versus comparable periods due to the impact of fixed costs on lower production volumes.
•	For the nine months ended September 30, 2020, transportation expense increased versus the comparable period in the prior year on a dollar and per unit basis due to prior period adjustments in 2019.

Operating

•	Operating expense for the three and nine months ended September 30, 2020 decreased versus all comparable periods primarily due to cost saving initiatives and the timing of activity on non-operated assets.

General and administration

•	Quarter-over-quarter general and administration expense increased due to the timing of expenditures and allocations from our corporate segment.
•	For the three and nine months ended September 30, 2020 general and administration expense decreased versus comparable periods in the prior year due to cost savings initiatives.

Current income taxes

•	As a result of our tax pools in Germany, we do not expect to incur current income taxes for 2020 in the Germany Business Unit.

Vermilion Energy Inc. ■ Page 26 ■ 2020 Third Quarter Report

Ireland Business Unit

Overview
•	Entered Ireland in 2009 with an investment in the offshore Corrib gas field.
•	The Corrib gas field is located offshore northwest Ireland and comprises of six offshore wells, offshore and onshore sales and transportation pipeline segments, as well as a natural gas processing facility.
•	In Q4 2018, Vermilion assumed operatorship of the Corrib Natural Gas Project (the "Corrib Project") and increased its ownership stake by 1.5% to 20% following the completion of a strategic partnership with Canada Pension Plan Investment Board (“CPPIB”).
Operational and financial review

Ireland business unit ($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production and sales
Natural gas (mmcf/d)	35.12	38.57	43.21	(9)%	(19)%	38.34	48.01	(20)%
Total (boe/d)	5,853	6,428	7,202	(9)%	(19)%	6,390	8,002	(20)%
Activity
Capital expenditures	928	704	354	32%	162%	1,612	449	259%
Acquisitions	—	—	—			—	—
Financial results
Sales	10,472	7,268	16,722	44%	(37)%	35,328	82,450	(57)%
Transportation	(1,203)	(1,179)	(1,130)	2%	7%	(3,527)	(3,451)	2%
Operating	(3,936)	(3,852)	(3,136)	2%	26%	(12,000)	(9,577)	25%
General and administration	(272)	106	(1,436)	N/A	(81)%	(556)	(2,007)	(72)%
Fund flows from operations	5,061	2,343	11,020	116%	(54)%	19,245	67,415	(72)%
Netbacks ($/boe)
Sales	19.45	12.43	25.24	57%	(23)%	20.18	37.74	(47)%
Transportation	(2.23)	(2.02)	(1.71)	10%	30%	(2.01)	(1.58)	27%
Operating	(7.31)	(6.59)	(4.73)	11%	55%	(6.85)	(4.38)	56%
General and administration	(0.51)	0.18	(2.17)	N/A	(77)%	(0.32)	(0.92)	(65)%
Fund flows from operations netback	9.40	4.00	16.63	135%	(44)%	11.00	30.86	(64)%
Reference prices
NBP (€/mcf)	2.36	1.48	3.07	60%	(23)%	2.25	4.07	(45)%
NBP ($/mcf)	3.67	2.26	4.50	62%	(18)%	3.43	6.08	(44)%

Vermilion Energy Inc. ■ Page 27 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production decreased 9% from the prior quarter primarily due to a planned turnaround at the Corrib facility. Quarterly production decreased 19% year-over-year primarily due to natural decline and the planned turnaround that occurred in Q3 2020.

Activity

•	Our 2020 capital program is focused on turnarounds and optimization opportunities at the Corrib natural gas processing facility.

Sales

•	The price of our natural gas in Ireland is based on the NBP index.
•	Quarter-over-quarter sales increased due to an increase in realized prices, partially offset by a natural decline of production volumes and increased downtime.
•	Sales for the three and nine months ended September 30, 2020 decreased versus the comparable periods in the prior year due to decreases in realized prices and natural decline of production volumes.

Royalties

•	Our production in Ireland is not subject to royalties.

Transportation

•	Transportation expense in Ireland relates to payments under a ship-or-pay agreement.
•	Transportation expense for the three and nine months ended September 30, 2020 remained relatively consistent on a dollar basis versus all comparable periods.
•	Transportation expense for the three and nine months ended September 30, 2020 increased on a per unit basis versus all comparable periods due to a flat expense on lower sales volumes.

Operating

•	Operating expense remained relatively consistent quarter-over-quarter on a dollar basis. On a per unit basis, operating expense increased quarter-over-quarter due to a flat expense on lower sales volumes.
•	For the three and nine months ended September 30, 2020, operating expense increased on a dollar basis versus comparable periods in the prior year primarily due to maintenance activities conducted in the current year. On a per unit basis, operating expense for the three and nine months ended September 30, 2020 increased due to higher spend in the current period combined with lower sales volumes.

General and administration

•	Fluctuations in general and administration expense versus all comparable periods is primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	Given the significant level of investment in Corrib and the resulting tax pools, we do not expect to incur current income taxes in the Ireland Business Unit for the foreseeable future.

Vermilion Energy Inc. ■ Page 28 ■ 2020 Third Quarter Report

Australia Business Unit

Overview
•	Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
•	Production is operated from two off-shore platforms and originates from 20 producing wells including five dual lateral wells for a total of 25 producing laterals.
•	Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600m below the seabed in approximately 55m of water depth.
Operational and financial review

Australia business unit ($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	Q3/20 vs. Q2/20	Q3/20 vs. Q3/19	YTD 2020	YTD 2019	2020 vs. 2019
Production
Crude oil (bbls/d)	4,549	5,299	5,564	(14)%	(18)%	4,629	6,037	(23)%
Sales
Crude oil (bbls/d)	4,836	5,107	6,517	(5)%	(26)%	5,283	6,334	(17)%
Inventory (mbbls)
Opening crude oil inventory	126	109	196			279	189
Crude oil production	419	482	512			1,268	1,648
Crude oil sales	(445)	(465)	(600)			(1,448)	(1,729)
Closing crude oil inventory	100	126	108			100	108
Activity
Capital expenditures	3,926	4,200	2,995	(7)%	31%	20,128	24,098	(17)%
Gross wells drilled	—	—	—			—	2.00
Net wells drilled	—	—	—			—	2.00
Financial results
Sales	30,537	28,772	56,188	6%	(46)%	111,304	162,618	(32)%
Operating	(12,111)	(10,659)	(11,876)	14%	2%	(40,143)	(41,372)	(3)%
General and administration	(1,063)	(888)	(1,260)	20%	(16)%	(2,826)	(3,463)	(18)%
Current income taxes	(3,873)	(3,532)	(6,222)	10%	(38)%	(17,002)	(32,406)	(48)%
Fund flows from operations	13,490	13,693	36,830	(2)%	(63)%	51,333	85,377	(40)%
Netbacks ($/boe)
Sales	68.63	61.91	93.71	11%	(27)%	76.89	94.04	(18)%
Operating	(27.22)	(22.93)	(19.81)	19%	37%	(27.73)	(23.92)	16%
General and administration	(2.39)	(1.91)	(2.10)	25%	14%	(1.95)	(2.00)	(3)%
PRRT	(8.18)	(6.93)	(9.72)	18%	(16)%	(11.13)	(14.16)	(21)%
Corporate income taxes	(0.53)	(0.67)	(0.66)	(21)%	(20)%	(0.61)	(4.58)	(87)%
Fund flows from operations netback	30.31	29.47	61.42	3%	(51)%	35.47	49.38	(28)%
Reference prices
Dated Brent (US $/bbl)	43.00	29.20	61.94	47%	(31)%	40.82	64.65	(37)%
Dated Brent ($/bbl)	57.29	40.49	81.80	42%	(30)%	55.29	85.93	(36)%

Vermilion Energy Inc. ■ Page 29 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production decreased 14% from the prior quarter primarily due to natural decline and an unplanned 4-day shutdown to clean out one of the separator vessels. Quarterly production decreased 18% year-over-year primarily due to natural decline and the unplanned downtime that occurred in Q3 2020.

Activity

•	During Q3 2020, we performed various asset optimization projects and proactive maintenance, and plan to continue this activity through the remainder of the year.

Sales

•	Crude oil in Australia is priced with reference to Dated Brent. During the quarter, we realized an $11.34 premium to average Dated Brent prices.
•	Quarter-over-quarter sales increased on a dollar and per unit basis due to an increase in Dated Brent pricing. On a dollar basis, this increase was partially offset by lower sales volumes in the current quarter.
•	For the three and nine months ended September 30, 2020 compared to the same periods in the prior year, sales decreased on a per unit and dollar basis due to lower sales volumes combined with a decrease in Dated Brent pricing.

Royalties and transportation

•	Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

Operating

•	Operating expenses are deferred on the balance sheet until oil is sold at which point the related expenses are recognized into income.
•	Q3 2020 operating expense increased compared to Q2 2020 on a dollar and per unit basis primarily due to the timing of maintenance activity.
•	Operating expense for the three and nine months ended September 30, 2020 remained relatively consistent with the comparable periods in the prior year. On a per unit basis, operating expense for the three and nine months ended September 30, 2020 increased due to a flat expense on lower sales volumes.

General and administration

•	Fluctuations in general and administration expense for all comparable periods are primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In Australia, current income taxes include both Petroleum Resource Rent Tax ("PRRT") and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which includes PRRT.
•	Full year effective tax rates are estimated each quarter based on forecasted commodity prices and operational results. The estimated full year effective tax rate is applied on a pro-rata basis to quarterly results. As such, fluctuations between the reporting periods occur due to changes in estimated tax rates.
•	For 2020, the effective rate on current taxes, inclusive of corporate allocations, is expected to be between 24% and 28% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.

Vermilion Energy Inc. ■ Page 30 ■ 2020 Third Quarter Report

Corporate

Overview
•	Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses that are primarily incurred in Canada and are not directly related to the operations of our business units. Gains or losses relating to Vermilion's global hedging program are allocated to Vermilion's business units for statutory reporting and income tax purposes.
•	Results of our activities in Central and Eastern Europe are also included in the Corporate segment.
Operational and financial review

Corporate ($M)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Production and sales
Condensate (bbls/d)	1	1	—	1	—
Natural gas (mmcf/d)	0.80	2.89	—	2.31	—
Total (boe/d)	132	483	—	386	—
Activity
Capital expenditures	1,152	1,805	8,107	5,210	20,470
Acquisitions	—	1,359	—	1,380	—
Gross wells drilled	—	—	3.00	—	6.00
Net wells drilled	—	—	3.00	—	5.30
Financial results
Sales	148	428	—	1,655	—
Royalties	(105)	(178)	—	(582)	—
Sales of purchased commodities	23,725	16,118	41,449	95,951	146,323
Purchased commodities	(23,725)	(16,118)	(41,449)	(95,951)	(146,323)
Operating	(111)	(164)	(2)	(365)	(242)
General and administration recovery (expense)	1,367	(604)	2,957	(732)	3,423
Current income taxes	(108)	(102)	(250)	(443)	(504)
Interest expense	(17,400)	(17,887)	(19,661)	(55,269)	(62,208)
Realized gain on derivatives	4,180	54,704	36,968	108,303	61,507
Realized foreign exchange (loss) gain	(2,714)	3,972	(3,348)	9,781	(6,967)
Realized other income (expense)	2,577	231	372	(501)	7,447
Fund flows from operations	(12,166)	40,400	17,036	61,847	2,456

Vermilion Energy Inc. ■ Page 31 ■ 2020 Third Quarter Report

Production

•	Q3 2020 production decreased by 73% from the prior quarter due to well maintenance on the Battonya E-9 well in Hungary.

Activity

•	During Q3 2020, we completed lease construction for two new wells planned in Hungary and continued to progress our permitting and regulatory efforts for future drilling locations across Central and Eastern Europe.

Sales, royalties, and operating expense

•	Sales, royalties, and operating expense in the corporate segment relate to natural gas production in Hungary.
•	Sales of natural gas in Hungary are priced with reference to the TTF index less adjustments for processing. During the quarter we realized a price of $2.02/mcf versus the $3.51/mcf benchmark price.
•	The calculation for royalties on natural gas in Hungary incorporates the Dated Brent benchmark prices and as a result the quarterly realized royalty percentage will fluctuate depending on the relative pricing for TTF as compared to Dated Brent.
•	Operating expense relates to contract operating costs, which equated to $9.09/boe during Q3 2020 compared to $3.73/boe during Q2 2020.

Purchased commodities

•	Purchased commodities and the associated sales relate to amounts purchased from third parties, primarily to manage positions on pipelines in North America. There is no net impact on fund flows from operations.

General and administration

•	Fluctuations in general and administration expense for the three and nine months ended September 30, 2020 versus all comparable periods were primarily due to allocations to the various business unit segments.

Current income taxes

•	Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

Interest expense

•	Interest expense in for the three and nine months ended September 30, 2020, decreased versus all comparable periods due to declining market interest rates in response to COVID-19.

Realized gain on derivatives

•	The realized gain on derivatives for the three and nine months ended September 30, 2020 is related to receipts for European natural gas and crude oil hedges, the receipt of $16.8 million (US $12.7 million) due to the reset the Euro principal amount of the CAD-to-EUR cross currency interest rate swap in Q1 2020, and the receipt of $25.5 million (US $18.2 million) as a result of a number of transactions that resulted in the termination of the USD-to-CAD and CAD-to-EUR cross currency interest swaps in Q2 2020.
•	A listing of derivative positions as at September 30, 2020 is included in “Supplemental Table 2” of this MD&A.

Realized other income (expense)

•	Realized other income (expense) for the nine months ended September 30, 2020, primarily relates to amounts uncertain to be received pursuant to a negotiated settlement of a legal matter in Q1 2020, partially offset by amounts recognized in Q3 2020 related to previous acquisitions.

Vermilion Energy Inc. ■ Page 32 ■ 2020 Third Quarter Report

Financial Performance Review

($M except per share)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Petroleum and natural gas sales	282,020	193,013	328,314	388,802	391,935	428,043	481,083	456,939
Net earnings (loss)	(69,926)	(71,290)	(1,318,504)	1,477	(10,229)	2,004	39,547	323,373
Net earnings (loss) per share
Basic	(0.44)	(0.45)	(8.42)	0.01	(0.07)	0.01	0.26	2.12
Diluted	(0.44)	(0.45)	(8.42)	0.01	(0.07)	0.01	0.26	2.10

The following table shows the calculation of fund flows from operations:

	Q3 2020		Q2 2020		Q3 2019		YTD 2020		YTD 2019
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Petroleum and natural gas sales	282,020	31.86	193,013	21.40	391,935	43.04	803,347	29.86	1,301,061	46.79
Royalties	(30,969)	(3.50)	(16,352)	(1.81)	(41,490)	(4.56)	(78,446)	(2.92)	(122,987)	(4.42)
Petroleum and natural gas revenues	251,051	28.36	176,661	19.59	350,445	38.48	724,901	26.94	1,178,074	42.37
Transportation	(16,959)	(1.92)	(16,365)	(1.81)	(19,426)	(2.13)	(50,654)	(1.88)	(56,876)	(2.05)
Operating	(90,362)	(10.21)	(99,175)	(11.00)	(105,192)	(11.55)	(310,675)	(11.55)	(329,495)	(11.85)
General and administration	(11,969)	(1.35)	(16,912)	(1.88)	(13,652)	(1.50)	(42,198)	(1.57)	(42,407)	(1.53)
PRRT	(3,638)	(0.41)	(3,219)	(0.36)	(5,826)	(0.64)	(16,113)	(0.60)	(24,494)	(0.88)
Corporate income taxes	10	—	(158)	(0.02)	(4,527)	(0.50)	(722)	(0.03)	(32,118)	(1.16)
Interest expense	(17,400)	(1.97)	(17,887)	(1.98)	(19,661)	(2.16)	(55,269)	(2.05)	(62,208)	(2.24)
Realized gain on derivative instruments	4,180	0.47	54,704	6.07	36,968	4.06	108,303	4.03	61,507	2.21
Realized foreign exchange (loss) gain	(2,714)	(0.31)	3,972	0.44	(3,348)	(0.37)	9,781	0.36	(6,967)	(0.25)
Realized other income (expense)	2,577	0.29	231	0.03	372	0.04	(501)	(0.02)	7,447	0.27
Fund flows from operations	114,776	12.95	81,852	9.08	216,153	23.73	366,853	13.63	692,463	24.89

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

The following table shows a reconciliation from fund flows from operations to net (loss) earnings:

($M)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Fund flows from operations	114,776	81,852	216,153	366,853	692,463
Equity based compensation	(9,733)	(9,164)	(15,564)	(31,894)	(53,000)
Unrealized (loss) gain on derivative instruments	(39,637)	(3,771)	17,817	(34,092)	(27,065)
Unrealized foreign exchange gain (loss)	15,885	(7,410)	(50,679)	(1,507)	14,377
Unrealized other expense	(207)	(215)	(347)	(631)	(621)
Accretion	(9,158)	(7,288)	(8,701)	(26,184)	(24,834)
Depletion and depreciation	(167,728)	(106,707)	(174,077)	(432,242)	(535,237)
Deferred tax	73,653	51,126	5,169	382,321	(34,761)
Impairment	(47,777)	(69,713)	—	(1,682,344)	—
Net (loss) earnings	(69,926)	(71,290)	(10,229)	(1,459,720)	31,322

Fluctuations in net earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Vermilion Energy Inc. ■ Page 33 ■ 2020 Third Quarter Report

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense for the three and nine months ended September 30, 2020 decreased versus the prior year comparable periods due to the lower value of VIP awards outstanding in the current periods. Equity based compensation expense for the three months ended September 30, 2020 remained relatively consistent compared to the three months ended June 30, 2020.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

USD-to-CAD cross currency interest rate swaps may be entered into to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

In Q3 2019, we entered into two equity swaps to hedge the exposure of our long-term incentive plans. The swaps are expected to settle in September 2021 and October 2021. Included in current liabilities and net debt is a mark-to-market liability of $40.2 million relating to the position settling in September 2021. Included in long-term liabilities is a mark-to-market liability of $29.0 million relating to the position settling in October 2021.

For the three months ended September 30, 2020, we recognized a net unrealized loss on derivative instruments of $39.6 million. This consists of a $30.8 million unrealized loss on our natural gas commodity derivative instruments partially offset by an unrealized gain of $6.5 million from crude oil commodity derivative instruments. We also recognized unrealized losses of $4.3 million and $11.0 million on our USD-to-CAD cross currency interest rate swaps and equity swaps, respectively.

For the nine months ended September 30, 2020, we recognized a net unrealized loss on derivative instruments of $34.1 million. This consists of unrealized losses of $68.8 million on our equity swaps and $11.3 million from natural gas commodity derivative instruments. These are partially offset by unrealized gains of $38.7 million on our USD-to-CAD cross currency interest rate swaps and $7.3 million from crude oil commodity derivative instruments.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2020, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from Vermilion Energy Inc. to our international subsidiaries. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps (discussed further below).
•	The translation of our USD denominated senior unsecured notes prior to June 12, 2019 and from May 5, 2020 onward. During the period between June 12, 2019 and May 5, 2020 the USD senior notes were hedged by a USD-to-CAD cross currency interest rate swap.

For the three months ended September 30, 2020, we recognized a net unrealized foreign exchange gain of $15.9 million. The impact of the US dollar weakening 1.8% against the Canadian dollar resulted in an unrealized gain of $10.4 million on our USD borrowings from our revolving credit facility and an unrealized gain on our senior unsecured notes of $7.9 million.

For the nine months ended September 30, 2020, we recognized a net unrealized foreign exchange loss of $1.5 million. Due to the impact of the US dollar strengthening 3.1% against the Canadian dollar, we recognized an unrealized loss of $33.5 million and $15.8 million on our USD borrowings from our revolving credit facility and senior unsecured notes, respectively. The unrealized loss was also partially offset by unrealized gains on our USD-to-CAD and CAD-to-EUR cross currency interest swaps of $37.8 million and the impact of the Euro strengthening 6.8% against the Canadian dollar resulted in an unrealized gain of $10.0 million on our intercompany loans.

Vermilion Energy Inc. ■ Page 34 ■ 2020 Third Quarter Report

As at September 30, 2020, a $0.01 appreciation of the Euro against the Canadian dollar would result in a $1.3 million increase to net earnings as a result of an unrealized gain on foreign exchange. In contrast, a $0.01 appreciation of the US dollar against the Canadian dollar would result in a $3.0 million decrease to net earnings as a result of an unrealized loss on foreign exchange.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three and nine months ended September 30, 2020 accretion expense increased versus all comparable periods primarily due to a weakening Canadian dollar versus the Euro.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for Q3 2020 of $18.95 increased from $11.83 in Q2 2020 primarily due to an increase in E&E write-offs in Q3 2020 and a decrease in the Q2 2020 rate as a result of impairments taken in the first quarter of 2020. For the three and nine months ended September 30, 2020, depletion and depreciation on a per boe basis of $18.95 and $16.07 respectively, decreased from $19.12 and $19.25 in the respective comparable period in 2019, primarily due to impairment charges taken in the first half of 2020.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three and nine months ended September 30, 2020, a deferred tax recovery was recognized of $73.7 million and $382.3 million respectively. The recovery for the three months ended September 30, 2020 primarily related to the buildup of non-expiring tax losses and net losses on the mark-to-market of our derivatives portfolio. The recovery for the nine months ended September 30, 2020 primarily related to the impairment losses recognized in Q1 2020 and the buildup of non-expiring tax losses, partially offset by the derecognition of a portion of non-expiring tax loss pools in Ireland ($81.5 million), Australia ($36.2 million), and Canada ($19.2 million), as there is uncertainty as to Vermilion's ability to fully utilize such losses based on commodity price forecasts as at September 30, 2020.

Vermilion Energy Inc. ■ Page 35 ■ 2020 Third Quarter Report

Impairment

Impairment losses are recognized when indicators of impairment arise and the carrying amount of a cash generating unit ("CGU") exceeds its recoverable amount, determined as the higher of fair value less costs of disposal or value-in-use.

In the third quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $35.4 million (net of $12.4 million income tax recovery) in the Neocomian CGU due to increased estimated transportation expenses as a result of an announcement during the quarter that the third-party Grandpuits refinery plans on converting into a zero-crude platform in 2021. As a result of this change, the Company's estimates that incremental transportation expenses will be incurred to transport the crude oil production in the Neocomian, Chaunoy, and Champotran CGUs to alternative refineries in France.

In the second quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $53.1 million (net of $16.6 million income tax recovery).

In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from decreases in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of $0.4 billion income tax recovery).

Vermilion Energy Inc. ■ Page 36 ■ 2020 Third Quarter Report

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, reducing or eliminating dividends, with issuances of equity, or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to fund flows from operations of less than 1.5.

Due to the significant decline in commodity prices following the outbreak of COVID-19 and the ensuing OPEC+ price war, our ratio of net debt to fund flows from operations continues to remain beyond our target of less than 1.5 and was 3.67 at September 30, 2020. We responded to this rapid change in market conditions by significantly reducing our cost structure, including by suspending our monthly dividend payment, reducing our capital expenditures, and identified expense savings to be executed in 2020. Going forward, we will continue to monitor for changes in forecasted fund flows from operations and as appropriate will adjust our exploration and development capital plans (and associated growth targets) to minimize any further increase to debt. As commodity prices improve, we intend to strengthen our balance sheet through the reduction of debt and will continue to target a ratio of net debt to fund flows from operations of less than 1.5.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Sep 30, 2020	Dec 31, 2019
Long-term debt	2,072,982	1,924,665
Current liabilities	330,872	416,210
Current assets	(267,635)	(347,681)
Net debt	2,136,219	1,993,194

Ratio of net debt to four quarter trailing fund flows from operations	3.67	2.20

As at September 30, 2020, net debt increased to $2.1 billion (December 31, 2019 - $2.0 billion) primarily due to the impact of increased borrowings on long-term debt. The ratio of net debt to four quarter trailing fund flows from operations increased to 3.67 (December 31, 2019 - 2.20) due to the increase in net debt combined with lower four quarter trailing fund flows from operations.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
($M)	Sep 30, 2020	Dec 31, 2019
Revolving credit facility	1,674,810	1,539,225
Senior unsecured notes	398,172	385,440
Long-term debt	2,072,982	1,924,665

Vermilion Energy Inc. ■ Page 37 ■ 2020 Third Quarter Report

Revolving Credit Facility

In Q1 2020, we negotiated an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024. All other terms within the facility remained the same.

As at September 30, 2020, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with terms and outstanding positions as follows:

	As at
($M)	Sep 30, 2020	Dec 31, 2019
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,674,810)	(1,539,225)
Letters of credit outstanding	(22,930)	(10,230)
Unutilized capacity	402,260	550,545

As at September 30, 2020, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2020	Dec 31, 2019
Consolidated total debt to consolidated EBITDA	Less than 4.0	3.22	1.94
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	2.60	1.56
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	9.32	13.40

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excluding interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of September 30, 2020, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

Due to the OPEC+ price war in the first quarter of 2020 and the ongoing COVID-19 pandemic, worldwide oil and natural gas prices have significantly declined. The impacts of these decreases has had an impact on the Company's financial position for the nine months ended September 30, 2020 and is expected to have a significant impact on our forecasted cash flows and earnings. The Company is currently in compliance with all financial covenants related to its revolving credit facility, but is at risk of breaching one or more of the financial covenants if the depressed worldwide oil and natural gas prices persist. If we believe we are at risk of being in non-compliance with our financial covenants, we will approach our lending syndicate and request temporary covenant relief or other measures to ensure the credit facility remains available. There is no certainty that discussions surrounding covenant relief or other measures would be successful.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion Energy Inc. ■ Page 38 ■ 2020 Third Quarter Report

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Cross currency interest rate swaps

On June 12, 2019, Vermilion entered into a series of cross currency interest rate swaps with a syndicate of banks. Vermilion applied hedge accounting to these derivative instruments. The cross currency interest rate swaps had an original maturity of March 15, 2025.

The USD-to-CAD cross currency interest swaps were designated as the hedging instrument in a cash flow hedge while the CAD-to-EUR cross currency interest rate swaps were designated as the hedging instrument in a net investment hedge.

During the quarter ended June 30, 2020, Vermilion executed a number of transactions that resulted in a termination of the cross currency interest rate swaps in exchange for $42.3 million ($16.8 million received in the three months ended March 30, 2020 and $25.5 million received in the three months ended June 30, 2020). As a result of the termination, Vermilion has discontinued hedge accounting and amounts previously recognized for the hedge reserve within accumulated other comprehensive income will be reclassified in to net income over the remaining life of the senior unsecured notes.

Shareholders' capital

Dividends declared for the nine months ended September 30, 2020 were $90.1 million.

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 2013	$0.200
January 2014 to March 2018	$0.215
April 2018 to February 2020	$0.230
March 2020	$0.115

In the current economic and commodity outlook following the outbreak of COVID-19, there was uncertainty regarding our ability to achieve a 100% payout ratio at a reasonable level of capital expenditures. Therefore, in the first quarter of 2020, we reduced our 2020 capital budget by $80 to $100 million and reduced our March dividend to $0.115. Subsequent to the first quarter of 2020, the board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company during this period of weak commodity prices. We will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, reducing or eliminating dividends, with issuances of equity, or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). Our ability to restore a dividend will be dependent upon stronger commodity prices combined with a balance sheet that reflects the Company's ability to sustain such dividend over the long-term.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance at December 31, 2019	156,290	4,119,031
Shares issued for the Dividend Reinvestment Plan	617	8,277
Vesting of equity based awards	907	43,527
Equity based compensation	226	2,118
Share-settled dividends on vested equity based awards	268	1,361
Balance at September 30, 2020	158,308	4,174,314

As at September 30, 2020, there were approximately 4.4 million equity based compensation awards outstanding. As at November 6, 2020, there were approximately 158.3 million common shares issued and outstanding.

Vermilion Energy Inc. ■ Page 39 ■ 2020 Third Quarter Report

Vermilion had a normal course issuer bid ("NCIB") approved by the Toronto Stock Exchange that allowed us to purchase up to 7,750,000 common shares (representing approximately 5% of shares outstanding common shares) that commenced on August 9, 2019 and which expired on

August 8, 2020. Vermilion did not purchase any shares during the period of the NCIB.

At Vermilion's Annual General and Special Meeting held on April 28, 2020 shareholders of the Company approved a $3.7 billion reduction in the stated capital of Vermilion's common shares, with the $3.7 billion reduction deducted from the stated capital account maintained for the common shares of Vermilion and an offsetting increase to the contributed surplus account of Vermilion. The transaction did not result in an adjustment to the financial statements under IFRS.

Asset Retirement Obligations

As at September 30, 2020, asset retirement obligations were $363.9 million compared to $618.2 million as at December 31, 2019. The decrease in asset retirement obligations is primarily attributable to an increase in the credit spread from December 31, 2019 to September 30, 2020.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined as the yield to maturity on its senior unsecured notes as at the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Sep 30, 2020	Dec 31, 2019	Change
Country specific risk-free rate
Canada	1.1%	1.7%	(0.6)%
United States	1.4%	2.4%	(1.0)%
France	0.3%	0.9%	(0.6)%
Netherlands	(0.5)%	(0.1)%	(0.4)%
Germany	(0.1)%	0.3%	(0.4)%
Ireland	0.1%	0.6%	(0.5)%
Australia	1.1%	1.6%	(0.5)%

Credit spread added to above noted risk-free rates	10.0%	5.3%	4.7%

Vermilion Energy Inc. ■ Page 40 ■ 2020 Third Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2019 available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

COVID-19

The emergence of COVID-19 has resulted in emergency actions by governments worldwide, which has had an effect in all of our operating jurisdictions. The actions taken by these governments have typically included, but is not limited to travel bans, mandatory and self-imposed quarantines and isolations, social distancing, and the closing of non-essential businesses which has had significant negative effects on economies, including a substantial decline in crude oil and natural gas demand.

The full extent of the risks surrounding the severity and timing of the COVID-19 pandemic is continually evolving and is not fully known at this time; therefore, there is significant risk and uncertainty which may have a material and adverse effect on our operations. The following risks disclosed in our Annual Information Form for the year ended December 31, 2019 may be exacerbated as a result of the COVID-19 pandemic: market risks related to the volatility of oil and gas prices, volatility of foreign exchange rates, volatility of the market price of common shares, and hedging arrangements; operational risks related to increasing operating costs or declines in production levels, operator performance and payment delays, and government regulations; financing risks related to declaration and payment of dividends, ability to obtain additional financing, ability to service debt, and variations in interest rates and foreign exchanges rates; and other risks related to cyber-security as our workforce moves to remote connections, accounting adjustments, effectiveness of internal controls, and reliance on key personnel, management, and labour.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates. Critical accounting estimates are those accounting estimates that require us to make assumptions about matters that are highly uncertain at the time the estimate is made and a different estimate could have been made in the current period or the estimate could change period-to-period.

The carrying amount of asset retirement obligations

The carrying amount of asset retirement obligations ($363.9 million as at September 30, 2020) is the present value of estimated future costs, discounted from the estimated abandonment date using a credit-adjusted risk-free rate. Estimated future costs are based on our assessment of regulatory requirements and the present condition of our assets. The estimated abandonment date is based on the reserve life of the associated assets. The credit-adjusted risk-free rate is based on prevailing interest rates for the appropriate term, risk-free government bonds adjusted for our estimated credit spread (determined by reference to the trading prices for debt issued by similarly rated independent oil and gas producers, including our own senior unsecured notes). Changes in these estimates would result in a change in the carrying amount of asset retirement obligations and capital assets and, to a significantly lesser degree, future accretion and depletion expense.

The estimated credit-adjusted risk-free rate may change from period to period in response to market conditions in Canada and the international jurisdictions that we operate in. A 0.5% increase or decrease in the credit-adjusted risk-free rate would decrease or increase asset retirement obligations by approximately $22.5 million.

The recognition of deferred tax assets

In Ireland, we have $1.0 billion of non-expiring tax loss pools where no deferred tax assets have been recognized ($262.0 million of deferred tax assets if fully recognized) as there is uncertainty on our ability to fully use these losses based on estimated future taxable profits. Estimated future taxable profits are calculated using proved and probable reserves and forecast pricing for European natural gas. The carrying value of deferred tax assets may change from period-to-period due to changes in forecast pricing. A 5% increase in forecast sales would increase deferred tax assets (with a corresponding deferred tax recovery) by approximately $15.5 million.

In Canada, we have $76.9 million of tax pools where $19.0 million of deferred tax assets has not been recognized as there is uncertainty on our ability to fully use these losses based on estimated future taxable profits. Estimated future taxable profits are calculated using proved and probable reserves and forecast pricing applicable to our Canadian operations. A 5% increase or decrease in forecast sales would increase or decrease deferred tax assets (with a corresponding deferred tax recovery or expense) by approximately $4.8 million or $50.5 million, respectively.

Vermilion Energy Inc. ■ Page 41 ■ 2020 Third Quarter Report

The estimated recoverable amount of cash generating units

Each reporting period, we assess our cash generating units for indicators of impairment or impairment reversal. If an indicator of impairment or impairment reversal is identified, we estimate the recoverable amount of the cash generating unit.

In the third quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $35.4 million (net of $12.4 million income tax recovery) in the Neocomian CGU due to increased estimated transportation expenses as a result of an announcement during the quarter that the third-party Grandpuits refinery plans on converting into a zero-crude platform in 2021. As a result of this change, the Company's estimates that incremental transportation expenses will be incurred to transport the crude oil production in the Neocomian, Chaunoy, and Champotran CGUs to alternative refineries in France. For impairment charges recorded in the third quarter of 2020, a 1% increase in the assumed after-tax discount rate would reduce the estimated recoverable amount by $16.4 million (resulting in a $64.1 million impairment) while a 5% decrease in revenues (due to a decrease in commodity price forecasts or reserve estimates) would reduce the estimated recoverable amount by $72.6 million (resulting in a $120.4 million impairment).

In the second quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed an impairment test. The recoverable amount was determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $53.1 million (net of $16.6 million income tax recovery). For impairment charges recorded in the second quarter of 2020, a 1% increase in the assumed after-tax discount rate would reduce the estimated recoverable amount by $14.0 million (resulting in a $83.7 million impairment) while a 5% decrease in revenues (due to a decrease in commodity price forecasts or reserve estimates) would reduce the estimated recoverable amount by $37.5 million (resulting in a $107.2 million impairment).

In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from a decrease in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed an impairment test on all CGUs whereby the recoverable amount of each CGU was compared against its carrying amount. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of $0.4 billion income tax recovery). Changes in any of the key judgments, such as a revision in reserves, changes in forecast commodity prices, foreign exchange rates, capital or operating costs would impact the estimated recoverable amount. For impairment charges recorded in the first quarter of 2020, a 1% increase in the assumed after-tax discount rate would reduce the estimated recoverable amount by $147.5 million (resulting in a $1.7 billion impairment) while a 5% decrease in revenues (due to a decrease in commodity price forecasts or reserve estimates) would reduce the estimated recoverable amount by $310.4 million (resulting in a $1.9 billion impairment).

Internal Control Over Financial Reporting

Other than Vermilion's response to COVID-19, there has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Due to the COVID-19 pandemic, Vermilion has implemented social distancing measures which require deemed non-critical employees to work remotely and has encouraged critical staff to do the same. These measures may have an effect on the design and performance of internal controls throughout the Company and will be continually monitored to mitigate any risks associated with changes in its control environment.

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at September 30, 2020.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of September 30, 2020, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the President, for this specific purpose of acting in the capacity of Chief Executive Officer, and Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 42 ■ 2020 Third Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q3 2020			YTD 2020			Q3 2019	YTD 2019
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Sales	40.50	2.03	28.13	34.79	1.85	24.58	34.94	37.64
Royalties	(4.95)	(0.07)	(2.98)	(4.01)	(0.04)	(2.39)	(4.44)	(4.24)
Transportation	(2.41)	(0.18)	(1.82)	(2.49)	(0.19)	(1.90)	(1.93)	(1.87)
Operating	(8.99)	(1.04)	(7.78)	(11.78)	(1.22)	(9.86)	(10.75)	(11.02)
Operating netback	24.15	0.74	15.55	16.51	0.40	10.43	17.82	20.51
General and administration			(1.10)			(1.05)	(1.08)	(0.96)
Fund flows from operations netback			14.45			9.38	16.74	19.55
United States
Sales	45.21	1.81	37.28	39.36	1.71	32.84	42.43	44.34
Royalties	(11.78)	(0.53)	(9.80)	(9.91)	(0.47)	(8.32)	(10.76)	(11.31)
Transportation	(1.26)	—	(0.97)	(0.81)	—	(0.63)	—	—
Operating	(8.49)	(1.25)	(8.26)	(8.90)	(1.37)	(8.74)	(9.71)	(9.61)
Operating netback	23.68	0.03	18.25	19.74	(0.13)	15.15	21.96	23.42
General and administration			(2.44)			(3.23)	(4.43)	(4.62)
Fund flows from operations netback			15.81			11.92	17.53	18.80
France
Sales	53.55	—	53.55	54.35	—	54.35	79.89	83.69
Royalties	(9.73)	—	(9.73)	(9.54)	—	(9.54)	(11.23)	(11.31)
Transportation	(4.23)	—	(4.23)	(4.35)	—	(4.35)	(6.05)	(6.18)
Operating	(16.38)	—	(16.38)	(17.22)	—	(17.22)	(14.77)	(15.18)
Operating netback	23.21	—	23.21	23.24	—	23.24	47.84	51.02
General and administration			(3.05)			(4.10)	(3.31)	(3.56)
Current income taxes			—			—	(3.34)	(5.54)
Fund flows from operations netback			20.16			19.14	41.19	41.92
Netherlands
Sales	55.26	2.81	17.29	44.57	3.21	19.54	27.40	38.51
Royalties	—	(0.02)	(0.13)	—	(0.02)	(0.13)	(0.41)	(0.59)
Operating	—	(1.93)	(11.48)	—	(1.90)	(11.30)	(9.36)	(9.83)
Operating netback	55.26	0.86	5.68	44.57	1.29	8.11	17.63	28.09
General and administration			(0.64)			(0.56)	(0.44)	(0.83)
Current income taxes			0.49			0.28	(0.68)	(3.18)
Fund flows from operations netback			5.53			7.83	16.51	24.08
Germany
Sales	52.65	2.41	26.17	47.35	3.11	27.44	37.43	47.79
Royalties	(2.35)	(0.26)	(1.78)	(2.53)	(0.42)	(2.54)	(3.15)	(4.88)
Transportation	(14.26)	(0.38)	(5.93)	(11.25)	(0.38)	(5.02)	(5.65)	(4.34)
Operating	(20.71)	(2.59)	(17.14)	(21.28)	(2.66)	(17.60)	(21.27)	(18.33)
Operating netback	15.33	(0.82)	1.32	12.29	(0.35)	2.28	7.36	20.24
General and administration			(5.97)			(5.29)	(8.05)	(6.78)
Fund flows from operations netback			(4.65)			(3.01)	(0.69)	13.46
Ireland
Sales	—	3.24	19.45	—	3.36	20.18	25.24	37.74
Transportation	—	(0.37)	(2.23)	—	(0.34)	(2.01)	(1.71)	(1.58)
Operating	—	(1.22)	(7.31)	—	(1.14)	(6.85)	(4.73)	(4.38)
Operating netback	—	1.65	9.91	—	1.88	11.32	18.80	31.78
General and administration			(0.51)			(0.32)	(2.17)	(0.92)
Fund flows from operations netback			9.40			11.00	16.63	30.86

Vermilion Energy Inc. ■ Page 43 ■ 2020 Third Quarter Report

	Q3 2020			YTD 2020			Q3 2019	YTD 2019
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Australia
Sales	68.63	—	68.63	76.89	—	76.89	93.71	94.04
Operating	(27.22)	—	(27.22)	(27.73)	—	(27.73)	(19.81)	(23.92)
PRRT (1)	(8.18)	—	(8.18)	(11.13)	—	(11.13)	(9.72)	(14.16)
Operating netback	33.23	—	33.23	38.03	—	38.03	64.18	55.96
General and administration			(2.39)			(1.95)	(2.10)	(2.00)
Current income taxes			(0.53)			(0.61)	(0.66)	(4.58)
Fund flows from operations netback			30.31			35.47	61.42	49.38

Total Company
Sales	46.08	2.34	31.86	42.67	2.37	29.86	43.04	46.79
Realized hedging gain (loss)	(1.57)	0.51	0.47	4.91	0.49	4.03	4.06	2.21
Royalties	(5.91)	(0.08)	(3.50)	(4.96)	(0.07)	(2.92)	(4.56)	(4.42)
Transportation	(2.61)	(0.17)	(1.92)	(2.56)	(0.18)	(1.88)	(2.13)	(2.05)
Operating	(12.14)	(1.30)	(10.21)	(14.13)	(1.40)	(11.55)	(11.55)	(11.85)
PRRT (1)	(0.74)	—	(0.41)	(1.09)	—	(0.60)	(0.64)	(0.88)
Operating netback	23.11	1.30	16.29	24.84	1.21	16.94	28.22	29.80
General and administration			(1.35)			(1.57)	(1.50)	(1.53)
Interest expense			(1.97)			(2.05)	(2.16)	(2.24)
Realized foreign exchange loss			(0.31)			0.36	(0.37)	(0.25)
Other income			0.29			(0.02)	0.04	0.27
Corporate income taxes			—			(0.03)	(0.50)	(1.16)
Fund flows from operations netback			12.95			13.63	23.73	24.89

(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 44 ■ 2020 Third Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at September 30, 2020:

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price
Dated Brent
Q4 2020	bbl	USD	4,000	30.38	4,000	37.63	4,000	22.91	2,000	29.55
WTI
Q4 2020	bbl	USD	5,000	44.15	5,000	49.68	5,000	37.53	—	—
AECO
Q4 2020	mcf	CAD	—	—	—	—	—	—	6,707	1.60
Q2 2021	mcf	CAD	—	—	—	—	—	—	9,478	2.12
Q3 2021	mcf	CAD	—	—	—	—	—	—	9,478	2.12
Q4 2021	mcf	CAD	—	—	—	—	—	—	3,194	2.12
AECO Basis (AECO less NYMEX Henry Hub)
Q4 2020	mcf	USD	—	—	—	—	—	—	36,739	(1.11)
Q1 2021	mcf	USD	—	—	—	—	—	—	30,000	(1.11)
Q2 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)
Q3 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)
Q4 2021	mcf	USD	—	—	—	—	—	—	35,054	(1.09)
Q1 2022	mcf	USD	—	—	—	—	—	—	30,000	(1.10)
Q2 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)
Q3 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)
Q4 2022	mcf	USD	—	—	—	—	—	—	11,793	(1.09)
NYMEX Henry Hub
Q4 2020	mcf	USD	45,435	1.82	10,054	2.48	—	—	13,424	2.34
Q1 2021	mcf	USD	5,000	2.90	5,000	3.15	—	—	5,000	3.00
SoCal Border
Q4 2020	mcf	USD	—	—	—	—	—	—	3,315	3.40
Q1 2021	mcf	USD	—	—	—	—	—	—	5,000	3.40
Conway Propane
Q4 2020	bbl	USD	—	—	—	—	—	—	500	56% WTI
Q1 2021	bbl	USD	—	—	—	—	—	—	500	56% WTI

Vermilion Energy Inc. ■ Page 45 ■ 2020 Third Quarter Report

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price
NBP
Q4 2020	mcf	EUR	61,419	5.28	63,875	5.70	61,419	3.90	—	—
Q1 2021	mcf	EUR	58,962	5.37	61,419	5.69	58,962	3.88	—	—
Q2 2021	mcf	EUR	49,135	5.37	49,135	5.68	49,135	3.87	—	—
Q3 2021	mcf	EUR	49,135	5.37	49,135	5.67	49,135	3.87	—	—
Q4 2021	mcf	EUR	58,962	5.37	58,962	5.60	58,962	3.88	—	—
Q1 2022	mcf	EUR	34,394	5.18	34,394	5.95	34,394	3.63	—	—
Q2 2022	mcf	EUR	27,024	5.07	27,024	5.74	27,024	3.50	—	—
Q3 2022	mcf	EUR	14,740	4.86	14,740	5.50	14,740	3.42	—	—
Q4 2022	mcf	EUR	14,740	4.86	14,740	5.49	14,740	3.42	—	—
Q1 2023	mcf	EUR	7,370	4.74	7,370	5.11	7,370	3.32	—	—
NBP Basis (NBP less NYMEX Henry Hub)
Q4 2020	mcf	USD	10,000	3.24	10,000	3.98	—	—	—	—
TTF
Q4 2020	mcf	EUR	7,370	5.37	7,370	6.25	7,370	3.81	—	—
Q2 2021	mcf	EUR	2,457	4.25	2,457	4.12	2,457	2.93	—	—
Q3 2021	mcf	EUR	2,457	4.25	2,457	4.12	2,457	2.93	—	—
Q1 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—
Q2 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—
Q3 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—
Q4 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—
Q1 2023	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Sep 2021	20.9788	CAD	2,250,000
Swap	Jan 2020 - Oct 2021	22.4587	CAD	1,500,000

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Swap Volume	Weighted Average Swap Price
NYMEX (Henry Hub)
Nov 2020 - Oct 2021	mcf	USD	23-Oct-20	—	—	—	—	—	—	10,000	3.00
NBP
Jan 2021 - Dec 2022	mcf	EUR	31-Dec-20	—	—	—	—	—	—	2,457	4.69
Jan 2022 - Dec 2022	mcf	EUR	30-Jun-21	—	—	—	—	—	—	2,457	5.13
Dated Brent
Jan 2021 - Dec 2021	bbl	USD	31-Dec-20	—	—	—	—	—	—	1,000	53.50
Jan 2021 - Dec 2022	bbl	USD	31-Dec-20	—	—	—	—	—	—	500	54.00

Vermilion Energy Inc. ■ Page 46 ■ 2020 Third Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Drilling and development	29,762	42,383	117,123	299,578	389,563
Exploration and evaluation	1,568	(109)	10,756	7,730	32,976
Capital expenditures	31,330	42,274	127,879	307,308	422,539

Acquisitions	6,720	2,932	4,657	20,989	29,307
Acquisitions	6,720	2,932	4,657	20,989	29,307

By category ($M)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Drilling, completion, new well equip and tie-in, workovers and recompletions	13,220	21,954	93,681	243,338	338,875
Production equipment and facilities	15,800	15,190	28,722	48,617	58,490
Seismic, studies, land and other	2,310	5,130	5,476	15,353	25,174
Capital expenditures	31,330	42,274	127,879	307,308	422,539
Acquisitions	6,720	2,932	4,657	20,989	29,307
Total capital expenditures and acquisitions	38,050	45,206	132,536	328,297	451,846

Capital expenditures by country ($M)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Canada	3,837	9,785	69,963	166,199	227,101
United States	5,738	14,194	21,064	65,281	54,064
France	12,638	5,603	18,139	29,498	65,896
Netherlands	1,553	2,638	3,028	6,688	13,954
Germany	1,558	3,345	4,229	12,692	16,507
Ireland	928	704	354	1,612	449
Australia	3,926	4,200	2,995	20,128	24,098
Corporate	1,152	1,805	8,107	5,210	20,470
Total capital expenditures	31,330	42,274	127,879	307,308	422,539

Acquisitions by country ($M)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Canada	6,621	260	1,746	12,320	19,061
United States	90	749	1,964	6,697	3,224
France	—	—	—	—	—
Netherlands	—	—	—	—	908
Germany	9	564	947	592	6,114
Ireland	—	—	—	—	—
Australia	—	—	—	—	—
Corporate	—	1,359	—	1,380	—
Total acquisitions	6,720	2,932	4,657	20,989	29,307

In 2020, included in cash expenditures on acquisitions of $21.0 million is: $0.9 million net received from vendors in relation to the purchase of assets from other oil and gas producers; $0.4 million in asset improvements incurred subsequent to acquisitions for compliance with safety, environmental, and Vermilion's operating standards; $8.7 million paid to acquire land; and $12.7 million relating to the carry component of farm-in arrangements.

Vermilion Energy Inc. ■ Page 47 ■ 2020 Third Quarter Report

Supplemental Table 4: Production

	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18	Q1/18	Q4/17
Canada
Crude oil & condensate (bbls/d)	25,048	27,592	27,401	27,399	27,682	28,844	29,164	29,557	28,477	17,009	9,272	9,703
NGLs (bbls/d)	8,350	8,248	6,943	7,005	6,632	7,352	6,968	6,816	6,126	5,589	5,106	5,235
Natural gas (mmcf/d)	155.15	164.08	151.16	145.14	145.14	151.87	151.37	146.65	136.77	127.32	106.21	107.91
Total (boe/d)	59,256	63,187	59,537	58,593	58,504	61,507	61,360	60,814	57,397	43,817	32,078	32,923
% of consolidated	62%	64%	63%	61%	60%	60%	59%	60%	59%	55%	46%	45%
United States
Crude oil (bbls/d)	3,249	3,977	2,487	3,161	2,722	2,483	1,742	1,605	1,461	655	574	667
NGLs (bbls/d)	1,158	1,340	1,079	1,156	1,140	754	929	998	714	62	20	43
Natural gas (mmcf/d)	7.94	8.35	6.72	8.20	6.38	7.06	5.89	5.65	4.82	0.40	0.15	0.29
Total (boe/d)	5,730	6,708	4,685	5,683	4,925	4,414	3,653	3,545	2,979	784	618	758
% of consolidated	6%	7%	5%	6%	5%	4%	4%	3%	3%	1%	1%	1%
France
Crude oil (bbls/d)	9,347	7,046	9,957	10,264	10,347	9,800	11,342	11,317	11,407	11,683	11,037	11,215
Natural gas (mmcf/d)	—	—	—	—	—	—	0.77	0.82	—	—	—	—
Total (boe/d)	9,347	7,046	9,957	10,264	10,347	9,800	11,470	11,454	11,407	11,683	11,037	11,215
% of consolidated	10%	7%	10%	10%	11%	10%	11%	11%	12%	14%	16%	15%
Netherlands
Condensate (bbls/d)	83	87	87	90	82	100	93	112	84	87	77	105
Natural gas (mmcf/d)	46.09	47.31	48.33	47.99	44.08	52.90	51.51	51.82	44.37	43.49	44.79	55.66
Total (boe/d)	7,764	7,972	8,143	8,088	7,429	8,917	8,677	8,749	7,479	7,335	7,541	9,381
% of consolidated	8%	8%	8%	8%	8%	9%	8%	9%	8%	9%	11%	13%
Germany
Crude oil (bbls/d)	964	1,039	909	800	845	1,047	978	913	1,019	1,008	1,078	1,148
Natural gas (mmcf/d)	11.25	13.23	14.64	15.44	14.54	14.56	16.71	16.94	14.88	14.63	16.19	18.19
Total (boe/d)	2,839	3,244	3,349	3,373	3,269	3,474	3,763	3,736	3,498	3,447	3,777	4,180
% of consolidated	3%	3%	3%	3%	3%	3%	4%	4%	4%	4%	5%	6%
Ireland
Natural gas (mmcf/d)	35.12	38.57	41.38	42.30	43.21	49.21	51.71	52.03	51.38	56.56	60.87	56.23
Total (boe/d)	5,853	6,428	6,896	7,049	7,202	8,201	8,619	8,672	8,563	9,426	10,144	9,372
% of consolidated	6%	6%	7%	7%	7%	8%	8%	9%	9%	12%	14%	13%
Australia
Crude oil (bbls/d)	4,549	5,299	4,041	4,548	5,564	6,689	5,862	4,174	4,704	4,132	4,971	4,993
% of consolidated	5%	5%	4%	5%	6%	6%	6%	4%	5%	5%	7%	7%
Corporate
Natural gas (mmcf/d)	0.80	2.89	3.27	1.66	—	—	—	2.86	1.17	—	—	—
Total (boe/d)	132	483	546	276	—	—	—	477	195	—	—	—
% of consolidated	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated
Liquids (bbls/d)	52,749	54,629	52,903	54,421	55,014	57,071	57,078	55,493	53,991	40,225	32,134	33,109
% of consolidated	55%	54%	54%	56%	57%	55%	55%	55%	56%	50%	46%	45%
Natural gas (mmcf/d)	256.34	274.42	265.51	260.72	253.36	275.60	277.96	276.77	253.38	242.40	228.20	238.28
% of consolidated	45%	46%	46%	44%	43%	45%	45%	45%	44%	50%	54%	55%
Total (boe/d)	95,471	100,366	97,154	97,875	97,239	103,003	103,404	101,621	96,222	80,625	70,167	72,821

Vermilion Energy Inc. ■ Page 48 ■ 2020 Third Quarter Report

	YTD 2020	2019	2018	2017	2016	2015
Canada
Crude oil & condensate (bbls/d)	26,674	28,266	21,154	9,051	9,171	11,357
NGLs (bbls/d)	7,849	6,988	5,914	4,144	2,552	2,301
Natural gas (mmcf/d)	156.79	148.35	129.37	97.89	84.29	71.65
Total (boe/d)	60,655	59,979	48,630	29,510	25,771	25,598
% of consolidated	62%	60%	56%	45%	40%	46%
United States
Crude oil (bbls/d)	3,238	2,531	1,078	666	393	231
NGLs (bbls/d)	1,192	996	452	50	29	7
Natural gas (mmcf/d)	7.67	6.89	2.78	0.39	0.21	0.05
Total (boe/d)	5,708	4,675	1,992	781	457	247
% of consolidated	6%	5%	2%	1%	1%	—
France
Crude oil (bbls/d)	8,785	10,435	11,362	11,084	11,896	12,267
Natural gas (mmcf/d)	—	0.19	0.21	—	0.44	0.97
Total (boe/d)	8,785	10,467	11,396	11,085	11,970	12,429
% of consolidated	9%	10%	13%	16%	19%	23%
Netherlands
Condensate (bbls/d)	86	91	90	90	88	99
Natural gas (mmcf/d)	47.24	49.10	46.13	40.54	47.82	44.76
Total (boe/d)	7,959	8,274	7,779	6,847	8,058	7,559
% of consolidated	8%	8%	9%	10%	13%	14%
Germany
Crude oil (bbls/d)	971	917	1,004	1,060	—	—
Natural gas (mmcf/d)	13.03	15.31	15.66	19.39	14.90	15.78
Total (boe/d)	3,143	3,468	3,614	4,291	2,483	2,630
% of consolidated	3%	3%	4%	6%	4%	5%
Ireland
Natural gas (mmcf/d)	38.34	46.57	55.17	58.43	50.89	0.03
Total (boe/d)	6,390	7,762	9,195	9,737	8,482	5
% of consolidated	7%	8%	11%	14%	13%	—%
Australia
Crude oil (bbls/d)	4,629	5,662	4,494	5,770	6,304	6,454
% of consolidated	5%	6%	5%	8%	10%	12%
Corporate
Natural gas (mmcf/d)	2.31	0.42	1.02	—	—	—
Total (boe/d)	386	70	169	—	—	—
% of consolidated	—%	—%	—%	—%	—%	—%
Consolidated
Liquids (bbls/d)	53,424	55,886	45,548	31,915	30,433	32,716
% of consolidated	55%	56%	52%	47%	48%	60%
Natural gas (mmcf/d)	265.39	266.82	250.33	216.64	198.55	133.24
% of consolidated	45%	44%	48%	53%	52%	40%
Total (boe/d)	97,656	100,357	87,270	68,021	63,526	54,922

Vermilion Energy Inc. ■ Page 49 ■ 2020 Third Quarter Report

Non-GAAP Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Consolidated Interim Financial Statements) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Acquisitions: The sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity.

Capital expenditures: The sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

Cash dividends per share: Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Free cash flow: Represents fund flows from operations in excess of capital expenditures. We use free cash flow to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. We also assess free cash flow as a percentage of fund flows from operations, which is a measure of the percentage of fund flows from operations that is retained for incremental investing and financing activities.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Net dividends: We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes, and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

Return on capital employed (ROCE): ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

Vermilion Energy Inc. ■ Page 50 ■ 2020 Third Quarter Report

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

($M)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Dividends declared	—	—	107,176	90,067	319,609
Shares issued for the Dividend Reinvestment Plan	—	(632)	(8,860)	(8,277)	(24,737)
Net dividends	—	—	98,316	81,790	294,872
Drilling and development	29,762	42,383	117,123	299,578	389,563
Exploration and evaluation	1,568	(109)	10,756	7,730	32,976
Asset retirement obligations settled	2,305	970	3,586	7,007	12,090
Payout	33,635	42,612	229,781	396,105	729,501
% of fund flows from operations	29%	52%	106%	108%	105%

('000s of shares)	Q3 2020	Q2 2020	Q3 2019
Shares outstanding	158,308	158,307	155,505
Potential shares issuable pursuant to the VIP	5,492	5,783	3,755
Diluted shares outstanding	163,800	164,090	159,260

The following tables reconciles the calculation of return on capital employed:

	Twelve Months Ended
($M)	Sep 30, 2020	Sep 30, 2019
Net (loss) earnings	(1,458,243)	354,695
Taxes	(348,533)	160,981
Interest expense	74,438	83,035
EBIT	(1,732,338)	598,711
Average capital employed	4,679,796	5,426,400
Return on capital employed	(37)%	11%

Vermilion Energy Inc. ■ Page 51 ■ 2020 Third Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	September 30, 2020	December 31, 2019
Assets
Current
Cash and cash equivalents		5,339	29,028
Accounts receivable		179,351	211,409
Crude oil inventory		17,096	29,389
Derivative instruments		35,640	55,645
Prepaid expenses		30,209	22,210
Total current assets		267,635	347,681

Derivative instruments		16,479	20,127
Deferred taxes	3, 6	490,319	196,543
Exploration and evaluation assets	4	253,720	286,149
Capital assets	3	3,098,246	5,015,620
Total assets		4,126,399	5,866,120

Liabilities
Current
Accounts payable and accrued liabilities		246,702	312,442
Dividends payable	8	—	35,947
Derivative instruments		65,342	62,405
Income taxes payable		18,828	5,416
Total current liabilities		330,872	416,210

Derivative instruments		39,686	24,358
Long-term debt	7	2,072,982	1,924,665
Lease obligations		80,199	93,072
Asset retirement obligations	5	363,916	618,201
Deferred taxes	6	259,627	336,309
Total liabilities		3,147,282	3,412,815

Shareholders' Equity
Shareholders' capital	8	4,174,314	4,119,031
Contributed surplus		61,984	75,735
Accumulated other comprehensive income		85,006	49,578
Deficit		(3,342,187)	(1,791,039)
Total shareholders' equity		979,117	2,453,305
Total liabilities and shareholders' equity		4,126,399	5,866,120

Approved by the Board

(Signed "Catherine L. Williams”)	(Signed “Lorenzo Donadeo”)

Catherine L. Williams, Director	Lorenzo Donadeo, Director

Vermilion Energy Inc. ■ Page 52 ■ 2020 Third Quarter Report

Consolidated Statements of Net (Loss) Earnings and Comprehensive Loss

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Revenue
Petroleum and natural gas sales		282,020	391,935	803,347	1,301,061
Royalties		(30,969)	(41,490)	(78,446)	(122,987)
Sales of purchased commodities		23,725	41,449	95,951	146,323
Petroleum and natural gas revenue		274,776	391,894	820,852	1,324,397

Expenses
Purchased commodities		23,725	41,449	95,951	146,323
Operating		90,362	105,192	310,675	329,495
Transportation		16,959	19,426	50,654	56,876
Equity based compensation		9,733	15,564	31,894	53,000
Loss (gain) on derivative instruments		35,457	(54,785)	(74,211)	(34,442)
Interest expense		17,400	19,661	55,269	62,208
General and administration		11,969	13,652	42,198	42,407
Foreign exchange (gain) loss		(13,171)	54,027	(8,274)	(7,410)
Other (income) expense		(2,370)	(25)	1,132	(6,826)
Accretion	5	9,158	8,701	26,184	24,834
Depletion and depreciation	3, 4	167,728	174,077	432,242	535,237
Impairment	3	47,777	—	1,682,344	—
		414,727	396,939	2,646,058	1,201,702
(Loss) earnings before income taxes		(139,951)	(5,045)	(1,825,206)	122,695

Income tax (recovery) expense	3, 6
Deferred		(73,653)	(5,169)	(382,321)	34,761
Current		3,628	10,353	16,835	56,612
		(70,025)	5,184	(365,486)	91,373

Net (loss) earnings		(69,926)	(10,229)	(1,459,720)	31,322

Other comprehensive loss
Currency translation adjustments		7,342	(24,388)	73,764	(83,993)
Unrealized gain (loss) on hedges		1,285	10,188	(38,336)	11,356
Other comprehensive loss		(61,299)	(24,429)	(1,424,292)	(41,315)

Net (loss) earnings per share
Basic		(0.44)	(0.07)	(9.26)	0.20
Diluted		(0.44)	(0.07)	(9.26)	0.20

Weighted average shares outstanding ('000s)
Basic		158,307	155,254	157,688	154,326
Diluted		158,307	155,254	157,688	155,673

Vermilion Energy Inc. ■ Page 53 ■ 2020 Third Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Operating
Net (loss) earnings		(69,926)	(10,229)	(1,459,720)	31,322
Adjustments:
Accretion	5	9,158	8,701	26,184	24,834
Depletion and depreciation	3, 4	167,728	174,077	432,242	535,237
Impairment	3	47,777	—	1,682,344	—
Unrealized loss (gain) on derivative instruments		39,637	(17,817)	34,092	27,065
Equity based compensation		9,733	15,564	31,894	53,000
Unrealized foreign exchange (gain) loss		(15,885)	50,679	1,507	(14,377)
Unrealized other expense		207	347	631	621
Deferred taxes	6	(73,653)	(5,169)	(382,321)	34,761
Asset retirement obligations settled	5	(2,305)	(3,586)	(7,007)	(12,090)
Changes in non-cash operating working capital		(18,692)	16,034	5,204	(77,454)
Cash flows from operating activities		93,779	228,601	365,050	602,919

Investing
Drilling and development	3	(29,762)	(117,123)	(299,578)	(389,563)
Exploration and evaluation	4	(1,568)	(10,756)	(7,730)	(32,976)
Acquisitions	3, 4	(6,720)	(4,657)	(20,989)	(29,307)
Changes in non-cash investing working capital		(3,775)	(31,476)	(22,519)	(49,846)
Cash flows used in investing activities		(41,825)	(164,012)	(350,816)	(501,692)

Financing
(Repayments) borrowings on the revolving credit facility	7	(45,428)	17,533	99,527	196,944
Payments on lease obligations		(5,769)	(9,337)	(19,219)	(20,525)
Cash dividends	8	—	(98,207)	(117,737)	(294,228)
Cash flows used in financing activities		(51,197)	(90,011)	(37,429)	(117,809)
Foreign exchange (loss) gain on cash held in foreign currencies		(204)	585	(494)	—

Net change in cash and cash equivalents		553	(24,837)	(23,689)	(16,582)
Cash and cash equivalents, beginning of period		4,786	35,064	29,028	26,809
Cash and cash equivalents, end of period		5,339	10,227	5,339	10,227

Supplementary information for cash flows from operating activities
Interest paid		27,970	25,455	66,125	68,410
Income taxes paid		8,551	14,753	3,423	61,325

Vermilion Energy Inc. ■ Page 54 ■ 2020 Third Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Nine Months Ended
	Note	Sep 30, 2020	Sep 30, 2019
Shareholders' capital	8
Balance, beginning of period		4,119,031	4,008,828
Shares issued for the Dividend Reinvestment Plan		8,277	24,737
Vesting of equity based awards		43,527	45,636
Equity based compensation		2,118	13,553
Share-settled dividends on vested equity based awards		1,361	7,987
Balance, end of period		4,174,314	4,100,741
Contributed surplus
Balance, beginning of period		75,735	78,478
Equity based compensation		29,776	39,447
Vesting of equity based awards		(43,527)	(45,636)
Balance, end of period		61,984	72,289
Accumulated other comprehensive income
Balance, beginning of period		49,578	118,182
Currency translation adjustments		73,764	(83,993)
Hedge accounting reserve		(38,336)	11,356
Balance, end of period		85,006	45,545
Deficit
Balance, beginning of period		(1,791,039)	(1,388,237)
Net (loss) earnings		(1,459,720)	31,322
Dividends declared	8	(90,067)	(319,609)
Share-settled dividends on vested equity based awards		(1,361)	(7,987)
Balance, end of period		(3,342,187)	(1,684,511)

Total shareholders' equity		979,117	2,534,064

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments and hedge accounting reserve.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs. For the nine months ended September 30, 2020, accumulated losses of 30.7 million and $7.7 million were recognized on the cash flow hedges and net investment hedges, respectively, and will be recognized in net earnings over the period of the hedged cash flows.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc. ■ Page 55 ■ 2020 Third Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2019.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2019, which are contained within Vermilion’s Annual Report for the year ended December 31, 2019 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

November 6, 2020.

Vermilion Energy Inc. ■ Page 56 ■ 2020 Third Quarter Report

2. Segmented information

	Three Months Ended September 30, 2020
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	3,837	5,738	12,601	1,538	1,092	928	3,926	102	29,762
Exploration and evaluation	—	—	37	15	466	—	—	1,050	1,568

Crude oil and condensate sales	113,065	16,553	48,976	423	4,009	—	30,537	49	213,612
NGL sales	11,379	1,778	—	—	—	—	—	—	13,157
Natural gas sales	28,930	1,324	—	11,928	2,498	10,472	—	99	55,251
Sales of purchased commodities	—	—	—	—	—	—	—	23,725	23,725
Royalties	(16,259)	(5,164)	(8,902)	(96)	(443)	—	—	(105)	(30,969)
Revenue from external customers	137,115	14,491	40,074	12,255	6,064	10,472	30,537	23,768	274,776
Purchased commodities	—	—	—	—	—	—	—	(23,725)	(23,725)
Transportation	(9,904)	(509)	(3,868)	—	(1,475)	(1,203)	—	—	(16,959)
Operating	(42,405)	(4,357)	(14,983)	(8,197)	(4,262)	(3,936)	(12,111)	(111)	(90,362)
General and administration	(5,985)	(1,285)	(2,792)	(454)	(1,485)	(272)	(1,063)	1,367	(11,969)
PRRT	—	—	—	—	—	—	(3,638)	—	(3,638)
Corporate income taxes	—	—	—	353	—	—	(235)	(108)	10
Interest expense	—	—	—	—	—	—	—	(17,400)	(17,400)
Realized gain on derivative instruments	—	—	—	—	—	—	—	4,180	4,180
Realized foreign exchange loss	—	—	—	—	—	—	—	(2,714)	(2,714)
Realized other income	—	—	—	—	—	—	—	2,577	2,577
Fund flows from operations	78,821	8,340	18,431	3,957	(1,158)	5,061	13,490	(12,166)	114,776

	Three Months Ended September 30, 2019
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	69,963	21,064	18,017	2,730	2,023	354	2,995	(23)	117,123
Exploration and evaluation	—	—	122	298	2,206	—	—	8,130	10,756

Crude oil and condensate sales	169,237	17,254	81,676	523	6,080	12	56,188	—	330,970
NGL sales	3,401	990	—	—	—	—	—	—	4,391
Natural gas sales	15,435	983	—	18,206	5,240	16,710	—	—	56,574
Sales of purchased commodities	—	—	—	—	—	—	—	41,449	41,449
Royalties	(23,909)	(4,874)	(11,476)	(279)	(952)	—	—	—	(41,490)
Revenue from external customers	164,164	14,353	70,200	18,450	10,368	16,722	56,188	41,449	391,894
Purchased commodities	—	—	—	—	—	—	—	(41,449)	(41,449)
Transportation	(10,404)	—	(6,183)	—	(1,709)	(1,130)	—	—	(19,426)
Operating	(57,851)	(4,400)	(15,098)	(6,396)	(6,433)	(3,136)	(11,876)	(2)	(105,192)
General and administration	(5,793)	(2,005)	(3,379)	(300)	(2,436)	(1,436)	(1,260)	2,957	(13,652)
PRRT	—	—	—	—	—	—	(5,826)	—	(5,826)
Corporate income taxes	—	—	(3,419)	(462)	—	—	(396)	(250)	(4,527)
Interest expense	—	—	—	—	—	—	—	(19,661)	(19,661)
Realized gain on derivative instruments	—	—	—	—	—	—	—	36,968	36,968
Realized foreign exchange loss	—	—	—	—	—	—	—	(3,348)	(3,348)
Realized other income	—	—	—	—	—	—	—	372	372
Fund flows from operations	90,116	7,948	42,121	11,292	(210)	11,020	36,830	17,036	216,153

Vermilion Energy Inc. ■ Page 57 ■ 2020 Third Quarter Report

	Nine Months Ended September 30, 2020
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	1,730,506	346,215	702,744	136,780	197,798	269,187	105,855	637,314	4,126,399
Drilling and development	166,199	65,281	29,396	6,919	9,784	1,612	20,128	259	299,578
Exploration and evaluation	—	—	102	(231)	2,908	—	—	4,951	7,730

Crude oil and condensate sales	306,121	43,303	129,094	1,047	12,423	12	111,304	8	603,312
NGL sales	23,009	4,467	—	—	—	—	—	—	27,476
Natural gas sales	79,342	3,587	—	41,561	11,106	35,316	—	1,647	172,559
Sales of purchased commodities	—	—	—	—	—	—	—	95,951	95,951
Royalties	(39,721)	(13,016)	(22,653)	(294)	(2,180)	—	—	(582)	(78,446)
Revenue from external customers	368,751	38,341	106,441	42,314	21,349	35,328	111,304	97,024	820,852
Purchased commodities	—	—	—	—	—	—	—	(95,951)	(95,951)
Transportation	(31,507)	(978)	(10,340)	—	(4,302)	(3,527)	—	—	(50,654)
Operating	(163,871)	(13,671)	(40,898)	(24,638)	(15,089)	(12,000)	(40,143)	(365)	(310,675)
General and administration	(17,533)	(5,051)	(9,739)	(1,221)	(4,540)	(556)	(2,826)	(732)	(42,198)
PRRT	—	—	—	—	—	—	(16,113)	—	(16,113)
Corporate income taxes	—	—	—	610	—	—	(889)	(443)	(722)
Interest expense	—	—	—	—	—	—	—	(55,269)	(55,269)
Realized gain on derivative instruments	—	—	—	—	—	—	—	108,303	108,303
Realized foreign exchange gain	—	—	—	—	—	—	—	9,781	9,781
Realized other expense	—	—	—	—	—	—	—	(501)	(501)
Fund flows from operations	155,840	18,641	45,464	17,065	(2,582)	19,245	51,333	61,847	366,853

	Nine Months Ended September 30, 2019
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	3,096,572	428,774	847,956	226,687	268,862	554,724	220,312	315,249	5,959,136
Drilling and development	227,101	54,064	65,772	13,295	4,451	449	24,098	333	389,563
Exploration and evaluation	—	—	124	659	12,056	—	—	20,137	32,976

Crude oil and condensate sales	532,245	44,068	248,797	1,803	21,292	16	162,618	—	1,010,839
NGL sales	24,375	4,299	—	—	—	—	—	—	28,674
Natural gas sales	64,553	4,112	121	85,839	24,489	82,434	—	—	261,548
Sales of purchased commodities	—	—	—	—	—	—	—	146,323	146,323
Royalties	(69,951)	(13,390)	(33,630)	(1,339)	(4,677)	—	—	—	(122,987)
Revenue from external customers	551,222	39,089	215,288	86,303	41,104	82,450	162,618	146,323	1,324,397
Purchased commodities	—	—	—	—	—	—	—	(146,323)	(146,323)
Transportation	(30,877)	—	(18,394)	—	(4,154)	(3,451)	—	—	(56,876)
Operating	(181,859)	(11,374)	(45,139)	(22,367)	(17,565)	(9,577)	(41,372)	(242)	(329,495)
General and administration	(15,917)	(5,467)	(10,585)	(1,896)	(6,495)	(2,007)	(3,463)	3,423	(42,407)
PRRT	—	—	—	—	—	—	(24,494)	—	(24,494)
Corporate income taxes	—	—	(16,465)	(7,237)	—	—	(7,912)	(504)	(32,118)
Interest expense	—	—	—	—	—	—	—	(62,208)	(62,208)
Realized gain on derivative instruments	—	—	—	—	—	—	—	61,507	61,507
Realized foreign exchange loss	—	—	—	—	—	—	—	(6,967)	(6,967)
Realized other income	—	—	—	—	—	—	—	7,447	7,447
Fund flows from operations	322,569	22,248	124,705	54,803	12,890	67,415	85,377	2,456	692,463

Vermilion Energy Inc. ■ Page 58 ■ 2020 Third Quarter Report

Reconciliation of fund flows from operations to net earnings:

	Three Months Ended		Nine Months Ended
	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Fund flows from operations	114,776	216,153	366,853	692,463
Accretion	(9,158)	(8,701)	(26,184)	(24,834)
Depletion and depreciation	(167,728)	(174,077)	(432,242)	(535,237)
Impairment	(47,777)	—	(1,682,344)	—
Unrealized (loss) gain on derivative instruments	(39,637)	17,817	(34,092)	(27,065)
Equity based compensation	(9,733)	(15,564)	(31,894)	(53,000)
Unrealized foreign exchange (loss) gain	15,885	(50,679)	(1,507)	14,377
Unrealized other expense	(207)	(347)	(631)	(621)
Deferred tax	73,653	5,169	382,321	(34,761)
Net (loss) earnings	(69,926)	(10,229)	(1,459,720)	31,322

3. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2020
Balance at January 1	5,015,620
Acquisitions	19,609
Additions	299,578
Increase in right-of-use assets	3,550
Impairment	(1,682,344)
Depletion and depreciation	(378,199)
Changes in asset retirement obligations	(299,847)
Foreign exchange	120,279
Balance at September 30	3,098,246

Q3 2020 impairment

In the third quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed impairment tests across all cash-generating units ("CGU"). The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $35.4 million (net of $12.4 million income tax recovery) in the Neocomian CGU due to increased estimated transportation expenses as a result of an announcement during the quarter that the third-party Grandpuits refinery plans on converting into a zero-crude platform in 2021. As a result of this change, the Company estimates that incremental transportation expenses will be incurred to transport the crude oil production in the Neocomian, Chaunoy, and Champotran CGUs to alternative refineries in France.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
Brent Crude ($ US/bbl) (1)	44.00	46.75	51.00	56.50	60.00	62.95	64.13	65.33	66.56	67.81
WTI Crude ($ US/bbl) (1)	42.00	44.00	47.50	52.50	56.00	58.95	60.13	61.33	62.56	63.81
NBP (€/mmbtu) (1)	3.87	4.03	4.41	4.58	4.79	5.00	5.21	5.42	5.63	5.83
AECO Spot Gas ($/mmbtu) (1)	3.00	2.90	2.70	2.60	2.60	2.65	2.70	2.76	2.81	2.87
Exchange rate (CAD/USD)	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

Vermilion Energy Inc. ■ Page 59 ■ 2020 Third Quarter Report

The following are the results of impairment tests completed and sensitivity impacts which would increase impairment charges taken:

Operating Segment	CGU	Impairment	1% increase discount rate	5% decrease pricing
Australia	Australia	—	—	10,050
France	Neocomian	47,777	5,184	13,235
France	Chaunoy	—	5,277	14,635
Ireland	Ireland	—	—	4,175
United States	United States	—	5,895	30,522
Total		47,777	16,356	72,617

Q2 2020 impairment

In the second quarter of 2020, indicators of impairment were present due to a decline in the Company’s market capitalization. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $53.1 million (net of $16.6 million income tax recovery).

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
Brent Crude ($ US/bbl) (1)	43.50	48.00	51.50	56.50	60.00	62.95	64.13	65.33	66.56	67.81
WTI Crude ($ US/bbl) (1)	41.00	44.00	47.50	52.50	56.00	58.95	60.13	61.33	62.56	63.81
NBP (€/mmbtu) (1)	2.75	4.25	4.75	5.25	5.75	6.00	6.25	6.50	6.75	7.00
AECO Spot Gas ($/mmbtu) (1)	2.10	2.35	2.40	2.45	2.55	2.65	2.70	2.76	2.81	2.87
Exchange rate (CAD/USD)	0.74	0.74	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

The following are the results of impairment tests completed and sensitivity impacts which would increase impairment charges taken:

Operating Segment	CGU	Impairment	1% increase discount rate	5% decrease pricing
Australia	Australia	33,475	3,435	15,470
Germany	Germany Gas	10,177	1,370	2,818
Ireland	Ireland	26,061	9,198	19,208
Total		69,713	14,003	37,496

Q1 2020 impairment

In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from decreases in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed impairment tests across all CGUs. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of $0.4 billion income tax recovery).

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
Brent Crude ($ US/bbl) (1)	34.00	45.50	52.50	57.50	62.50	62.95	64.13	65.33	66.56	67.81
WTI Crude ($ US/bbl) (1)	30.00	41.00	47.50	52.50	57.50	58.95	60.13	61.33	62.56	63.81
NBP (€/mmbtu) (1)	3.33	4.25	5.00	5.50	6.00	6.25	6.50	6.75	7.00	7.25
AECO Spot Gas ($/mmbtu) (1)	1.95	2.25	2.35	2.45	2.55	2.65	2.70	2.76	2.81	2.87
Exchange rate (CAD/USD)	0.72	0.73	0.74	0.74	0.75	0.75	0.75	0.75	0.75	0.75

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

Vermilion Energy Inc. ■ Page 60 ■ 2020 Third Quarter Report

The following are the results of impairment tests completed and sensitivity impacts which would increase impairment charges taken:

Operating Segment	CGU	Impairment	1% increase discount rate	5% decrease pricing
Australia	Australia	55,583	3,227	13,582
Canada	Saskatchewan	815,909	70,737	141,015
Canada	Drayton Valley Oil	364,879	13,204	23,582
Canada	Drayton Valley Gas	—	9,864	38,158
France	Neocomian	22,758	8,576	13,609
Germany	Germany Gas	39,738	3,545	7,084
Ireland	Ireland	119,634	10,333	20,793
United States	United States	146,353	28,051	52,613
Total		1,564,854	147,537	310,436

Q4 2019 impairment

In the fourth quarter of 2019, an indicator of impairment was present in the Ireland CGU due to declining natural gas price forecasts. As a result of the indicator of impairment, the Company performed an impairment test on its Ireland CGU whereby the recoverable amount was compared against its carrying amount. The recoverable amount was determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 9.0%. Based on the results of the impairment test completed, the Company recognized a non-cash impairment charge of $34.6 million (net of $11.5 million income tax recovery).

The following benchmark price forecast was used to calculate the recoverable amount:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
NBP (€/mmbtu) (1)	5.58	5.51	5.54	5.65	5.77	5.88	6.00	6.12	6.24	6.37

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum.

The following is the result of the impairment test completed and sensitivity impacts of a 1% increase in after-tax discount rate and a 5% decrease in pricing on the impairment test completed:

CGU	Operating Segment	Impairment	1% increase discount rate	5% decrease pricing
Ireland	Ireland	46,055	14,749	28,598

Changes in any of the key judgments, such as a revision in reserves, changes in forecast commodity prices, foreign exchange rates, capital or operating costs would impact the estimated recoverable amount.

4. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2020
Balance at January 1	286,149
Acquisitions	1,380
Additions	7,730
Changes in asset retirement obligations	(119)
Depreciation	(48,361)
Foreign exchange	6,941
Balance at September 30	253,720

Vermilion Energy Inc. ■ Page 61 ■ 2020 Third Quarter Report

5. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2020
Balance at January 1	618,201
Additional obligations recognized	1,266
Changes in estimated abandonment timing and costs	(8,358)
Obligations settled	(7,007)
Accretion	26,184
Changes in discount rates	(292,874)
Foreign exchange	26,504
Balance at September 30	363,916

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 10.0% (as at December 31, 2019 - 5.3%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined as the yield to maturity on its senior unsecured notes as at the reporting period.

The country specific risk-free rates used as inputs to discount the obligations were as follows:

	Sep 30, 2020	Dec 31, 2019
Canada	1.1%	1.7%
United States	1.4%	2.4%
France	0.3%	0.9%
Netherlands	(0.5)%	(0.1)%
Germany	(0.1)%	0.3%
Ireland	0.1%	0.6%
Australia	1.1%	1.6%

Vermilion Energy Inc. ■ Page 62 ■ 2020 Third Quarter Report

6. Taxes

As at September 30, 2020, Vermilion derecognized $136.9 million (December 31, 2019 - $65.5 million) of deferred income tax assets relating to non-expiring tax losses in Canada, Ireland and Australia as there is uncertainty as to the Company's ability to fully utilize such losses based on forecasted commodity prices in effect as at September 30, 2020.

7. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Sep 30, 2020	Dec 31, 2019
Revolving credit facility	1,674,810	1,539,225
Senior unsecured notes	398,172	385,440
Long-term debt	2,072,982	1,924,665

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at September 30, 2020 was $332.8 million.

The following table reconciles the change in Vermilion’s long-term debt:

2020
Balance at January 1	1,924,665
Borrowings on the revolving credit facility	99,527
Amortization of transaction costs	631
Foreign exchange	48,159
Balance at September 30	2,072,982

Revolving credit facility

As at September 30, 2020, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with the following terms:

	As at
	Sep 30, 2020	Dec 31, 2019
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,674,810)	(1,539,225)
Letters of credit outstanding	(22,930)	(10,230)
Unutilized capacity	402,260	550,545

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at September 30, 2020, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2020	Dec 31, 2019
Consolidated total debt to consolidated EBITDA	Less than 4.0	3.22	1.94
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	2.60	1.56
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	9.32	13.40

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

Vermilion Energy Inc. ■ Page 63 ■ 2020 Third Quarter Report

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excluding interest on operating leases as defined under IAS 17.

As at September 30, 2020 and 2019, Vermilion was in compliance with the above covenants. As a result of current depressed commodity prices, the Company is at risk of breaching one or more of the financial covenants in the future. If covenant relief or other measures are not provided by the lenders, the balance of the revolving credit facility would be reclassified to a current liability.

Senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Cross currency interest rate swaps

On June 12, 2019, Vermilion entered into a series of cross currency interest rate swaps with a syndicate of banks. Vermilion applied hedge accounting to these derivative instruments. The cross currency interest rate swaps had an original maturity of March 15, 2025.

The USD-to-CAD cross currency interest swaps were designated as the hedging instrument in a cash flow hedge while the CAD-to-EUR cross currency interest rate swaps were designated as the hedging instrument in a net investment hedge.

During the quarter ended June 30, 2020, Vermilion executed a number of transactions that resulted in a termination of the cross currency interest rate swaps in exchange for $42.3 million ($16.8 million received in the three months ended March 30, 2020 and $25.5 million received in the three months ended June 30, 2020). As a result of the termination, Vermilion has discontinued hedge accounting and amounts previously recognized for the hedge reserve within accumulated other comprehensive income will be reclassified in to net income over the remaining life of the senior unsecured notes.

8. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2020
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	156,290	4,119,031
Shares issued for the Dividend Reinvestment Plan	617	8,277
Vesting of equity based awards	907	43,527
Shares issued for equity based compensation	226	2,118
Share-settled dividends on vested equity based awards	268	1,361
Balance at September 30	158,308	4,174,314

Dividends declared to shareholders for the nine months ended September 30, 2020 were $90.1 million (2019 - $319.6 million).

At Vermilion's Annual General and Special Meeting held on April 28, 2020 shareholders of the Company approved a $3.7 billion reduction in the stated capital of Vermilion's common shares, with the $3.7 billion reduction deducted from the stated capital account maintained for the common shares of Vermilion and an offsetting increase to the contributed surplus account of Vermilion. The transaction did not result in an adjustment to the financial statements under IFRS.

Vermilion Energy Inc. ■ Page 64 ■ 2020 Third Quarter Report

9. Capital disclosures

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Sep 30, 2020	Dec 31, 2019
Long-term debt	2,072,982	1,924,665
Current liabilities	330,872	416,210
Current assets	(267,635)	(347,681)
Net debt	2,136,219	1,993,194

Ratio of net debt to four quarter trailing fund flows from operations	3.67	2.20

10. Financial instruments

Commodity risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses recognized on derivative instruments. During the three and nine months ended September 30, 2020, Vermilion continued to use derivative instruments to mitigate the effects of changes in commodity prices.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, lease obligations, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates. During the three and nine months ended September 30, 2020, Vermilion has not entered into new derivative instruments for the purposes of managing fluctuations in foreign exchange rates.

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt. As a result of the outbreak of COVID-19 and ensuing monetary response, short-term interest rates have generally decreased. However, the impact of these decreases could be offset by increased credit spread as a result of decreased financial performance resulting from lower commodity prices.

Vermilion Energy Inc. ■ Page 65 ■ 2020 Third Quarter Report

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Sep 30, 2020
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	(1,252)
$0.01 decrease in strength of the Canadian dollar against the Euro	1,252

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	2,972
$0.01 decrease in strength of the Canadian dollar against the US $	(2,972)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(11,327)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	9,272

Commodity price risk - European natural gas
€0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(24,602)
€0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	18,756

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)

Credit risk

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at September 30, 2020, Vermilion’s maximum exposure to receivable credit risk was $231.5 million (December 31, 2019 - $287.2 million) which is the value of accounts receivable and derivative assets on the balance sheet. Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives. Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

The decrease in commodity prices as a result of the COVID-19 pandemic can potentially increase the credit risk associated with the Company’s customers and joint venture partners. Vermilion continues to monitor the creditworthiness of customers and joint operations to limit exposure to this risk. As at September 30, 2020, approximately 3.0% (December 31, 2019 - 3.6%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Liquidity risk

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. While the decrease in commodity prices as a result of the COVID-19 pandemic will negatively impact Vermilion’s financial performance and position, Vermilion continues to retain available committed borrowing capacity that provides the Company with financial flexibility and the ability to meet obligations as they become due.

Vermilion’s undiscounted non-derivative financial liabilities due within 1 month to 1 year have decreased since December 31, 2019 primarily as a result of lower dividends payable as at September 30, 2020. The Company had $402.3 million of unutilized capacity on its revolving credit facility as at September 30, 2020 ($550.5 million as at December 31, 2019), which matures on May 31, 2024.

Vermilion Energy Inc. ■ Page 66 ■ 2020 Third Quarter Report

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
	1 month	3 months	1 year	5 years
September 30, 2020	57,916	162,145	26,641	2,147,552
December 31, 2019	134,502	208,752	5,136	1,608,435

Vermilion Energy Inc. ■ Page 67 ■ 2020 Third Quarter Report

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,4,6,8]

Calgary, Alberta

Carin Knickel [5,8,12]

Golden, Colorado

Stephen P. Larke [4,6,12]

Calgary, Alberta

Loren M. Leiker [10]

McKinney, Texas

Timothy R. Marchant [7,10,11]

Calgary, Alberta

Robert Michaleski [3,6]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Catherine L. Williams [4,6]

Calgary, Alberta

[1] Executive Chairman

[2] Lead Director (Independent)

[3] Audit Committee Chair (Independent)

[4] Audit Committee Member

[5] Governance and Human Resources Committee Chair __(Independent)

[6] Governance and Human Resources Committee Member

[7] Health, Safety and Environment Committee Chair __(Independent)

[8] Health, Safety and Environment Committee Member

[9] Independent Reserves Committee Chair (Independent)

[10] Independent Reserves Committee Member

[11] Sustainability Committee Chair (Independent)

[12] Sustainability Committee Member

OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo *

Executive Chairman

Curtis Hicks *

President

Mona Jasinski *

Executive Vice President, People and Culture

Michael Kaluza *

Executive Vice President & Chief Operating Officer

Lars Glemser *

Vice President & Chief Financial Officer

Dion Hatcher *

Vice President Canada Business Unit

Terry Hergott

Vice President Marketing

Darcy Kerwin *

Vice President Strategic Planning

Kyle Preston

Vice President Investor Relations

Jenson Tan *

Vice President Business Development

Daniel Goulet

Director Corporate HSE

Adam Iwanicki

Director Marketing

Yvonne Jeffery

Director Sustainability

Jeremy Kalanuk

Director Operations Accounting

Bryce Kremnica

Director Field Operations - Canada Business Unit

Tom Rafter

Director Land - Canada Business Unit

Steve Reece

Director Information Technology & Information Systems

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Scott Seatter

Managing Director - U.S. Business Unit

EUROPE

Gerard Schut *

Vice President European Operations

Sylvain Nothhelfer

Managing Director - France Business Unit

Sven Tummers

Managing Director - Netherlands Business Unit

Bill Liutkus

Managing Director - Germany Business Unit

Ryan Carty

Managing Director - Ireland Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

HSBC Bank Canada

Bank of America N.A., Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Alberta Treasury Branches

Canadian Western Bank

Goldman Sachs Lending Partners LLC

Barclays Bank PLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 68 ■ 2020 Third Quarter Report

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION
ENERGY

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com